08000338

12

# 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Carlyle Capital Corporation Limited

*CURRENT ADDRESS P.O. Box 543
1st Floor, Dorey Court
Admiral Park, St. Peter Port
Guernsey GY1 6HJ
Channel Islands (Guernsey)

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 35153 FISCAL YEAR 12/31/06

PROCESSED
JAN 28 2008
THOMSON FINANCIAL

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT : 1/22/08

082-35753

RECEIVED

2008 JAN -2 P 12:22

OFFICE OF INTERNATIONAL CORPORATE FINANCE

**Carlyle Capital Corporation Limited and Subsidiaries**
**Annual Report**

**December 31, 2006**

Index



12-31-06
AR/S

12-31-06
AR/S

# Carlyle Capital Corporation Limited and Subsidiaries

## Annual Report

## December 31, 2006

## DIRECTORS' REPORT

The Directors present their report and the consolidated financial statements of Carlyle Capital Corporation Limited (the "Company"), together with its subsidiaries (the "Group"), for the period from commencement of operations on September 12, 2006 to December 31, 2006.

Principal Activity

The Company is an investment fund domiciled and registered as a limited company under the laws of Guernsey, Channel Islands and is authorized by the Guernsey Financial Services Commission as a Class Q Scheme under the Protection of Investors (Bailiwick of Guernsey) Law, 1987.

The Company has three subsidiaries.

1. Carlyle Capital Delaware L.L.C. ("CCD") is owned 99.5% by the Company and 0.5% owned by Carlyle Investment Management L.L.C., its managing member. It was incorporated as a limited liability company in the State of Delaware, U.S. on September 18, 2006. The primary purpose of CCD is to hold the Company's direct or indirect investments in stock issued by non-US companies to the extent such companies would be treated as corporations for US income tax purposes.

2. Carlyle Capital Cayman Ltd. ("CC Cayman") is a wholly-owned subsidiary of the Company. It was incorporated as an exempt limited company under the laws of the Cayman Islands on September 29, 2006. The primary purpose of CC Cayman is to hold the Company's investment in Carlyle Capital Investments Ltd. ("CCIL")

3. CCIL is a wholly-owned subsidiary of CC Cayman. It was incorporated as an exempt limited company under the laws of the Cayman Islands on September 29, 2006. The primary purpose of CCIL is to hold the Company's U.S. high yield investments to the extent such investments are held in a separately managed account.

Investment Objective and Investment Policy

The Company plans to invest in the following eight fixed income asset classes: (i) residential mortgage-backed securities, principally in high investment grade-rated risk classes; (ii) asset-backed securities in a variety of asset classes, principally in high investment grade-rated risk classes; (iii) high yield bonds; (iv) bank loans; (v) mezzanine debt; (vi) distressed debt; (vii) debtor-in-possession and non-performing loan opportunities; and (viii) derivatives of these asset classes, including credit derivatives, and various hedging instruments such as futures. Additionally, the Company intends to invest in other types of investments, including private equity opportunities, although the Company does not expect these other types of investments to exceed 5% of the Company's total equity and will in no event exceed 10% of the Company's total equity.

Shareholder Information

The Company will provide its shareholders with audited annual consolidated financial statements and quarterly unaudited financial statements. Annual tax information will be provided as promptly as practicable after the end of each year. In addition, promptly following the end of each quarter, the Company will provide an estimate of the net asset value of its shares as of such quarter-end.

The shares of the Company are not listed and are subject to certain ownership limitations and transfer restrictions. No transfer of shares will be valid without the prior written consent of Mourant Guernsey Limited, the Company's Guernsey Administrator.

Dividends

The Company did not pay any dividends in 2006.

Directors

Messrs. Loveridge and Conway were appointed as directors of the Company on incorporation and each of Messrs. Allardice, Hance, Sarles, Stomber and Zupon were appointed on October 4, 2006. All directors held office at the end of the reporting period and at the date of signature of the audited consolidated financial statements. In 2006, the Board held two meetings and all directors were present at each meeting.

All transactions between the Company and The Carlyle Group, including those transactions in which one or more of the directors has a financial or other interest, have been reviewed and approved by the independent directors of the Board.

The Company maintains directors and officers insurance for the Company's directors. In addition, the Company's Articles of Association provide for indemnity of the directors to the fullest extent permitted under Guernsey law against personal financial exposure that they may incur in the course of their professional duties.

Statement of Directors' Responsibilities

The Directors are required to prepare consolidated financial statements for each fiscal year which give a true and fair view of the state of affairs of the Group as of the end of the financial period and of the gain and loss for that period. In preparing those consolidated financial statements, the directors are required to (i) select suitable accounting policies and apply them consistently; (ii) make judgments and estimates that are reasonable and appropriate; (iii) state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the consolidated financial statements; and (iv) prepare the consolidated financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business. The Directors confirm that they have complied with the foregoing requirements in preparing the audited consolidated financial statements.

The Directors are responsible for keeping proper accounting records to enable them to prepare the audited consolidated financial statements in accordance with Guernsey law. The Board is also responsible for safeguarding the assets of the Group and has taken reasonable steps to prevent and detect accounting fraud. The Board has established an audit committee consisting of three independent directors to assist it in fulfilling its obligations. The audit committee's responsibilities are set forth in the Audit Committee Charter.

Advisors

Set forth below is a list of the Company's investment and legal advisors as well as the Company's independent auditing firm, its Guernsey Administrator and Secretary.

*Investment Advisor and General Secretary*:
Carlyle Investment Management L.L.C.
1001 Pennsylvania Avenue, NW
Suite 220 South
Washington, DC 20004-2505

*US Legal Advisor*:
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, New York 10036

*Guernsey Legal Advisor* (from Formation until December 2006):
Ozannes
P.O. Box 186
1 Le Marchant Street
St. Peter Port, Guernsey GY1 4HP
Channel Islands

*Guernsey Legal Advisor* (from January 2007 – present):
Carey Olsen
PO Box 987
New Street
St. Peter Port, Guernsey GY1 4BZ
Channel Islands

*Independent Auditing Firm*:
PricewaterhouseCoopers CI LLP
National Westminster House
Le Truchot
St. Peter Port, Guernsey GY1 4ND
Channel Islands

*Guernsey Administrator and Corporate Secretary*:
Mourant Guernsey Limited
PO Box 543,
First Floor, Dorey Court,
Admiral Park, St Peter Port
Guernsey GY1 6HJ
Channel Islands

Results
The results for the period are set forth in the audited consolidated financial statements attached hereto.

Post-Balance Sheet Events
Other than the developments reported in Note 17 of the audited consolidated financial statements, there have been no material changes in the affairs or financial position of the Group from December 31, 2006 through the date of this report.

Independent Auditors
The Company's independent auditors, PricewaterhouseCoopers CI LLP have indicated their willingness to continue in office. Resolutions reappointing them and authorizing the Directors to fix their remuneration will be proposed at the Annual General Meeting.

Going Concern
After making inquiries, the Directors are satisfied that the Group has adequate resources to continue to operate as a going concern for the foreseeable future and has prepared the audited consolidated financial statements on that basis.

By order of the Board
February 15,2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers CI LLP
PO Box 321
National Westminster House
Le Truchot St Peter Port
Guernsey GY1 4ND
Channel Islands
Telephone +44 (0) 1481 727777
Facsimile +44 (0) 1481 711075
www.pwc.com

## INDEPENDENT AUDITORS' REPORT TO THE SHAREHOLDERS OF CARLYLE CAPITAL CORPORATION LIMITED

**Report on the Consolidated Financial Statements**

We have audited the accompanying consolidated financial statements of Carlyle Capital Corporation Limited and its subsidiaries (the ''Group'') which comprise the consolidated balance sheet as of December 31, 2006, consolidated income statement, consolidated statement of changes in equity and consolidated cash flow statement for the period then ended and a summary of significant accounting policies and other explanatory notes.

**Management's Responsibility for the Consolidated Financial Statements**

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and with the requirements of Guernsey law. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

**Auditors' Responsibility**

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing and Auditing Standards Generally Accepted in the United States of America. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

PRICEWATERHOUSECOOPERS

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Opinion**

In our opinion:

- The consolidated financial statements give a true and fair view of the financial position of the Group as of December 31, 2006, and of the Group's financial performance and its cash flows for the period then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board;
- The consolidated financial statements have been properly prepared in accordance with the requirements of The Companies (Guernsey) Law, 1994, as amended.

**Report on other legal and regulatory requirements**

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the consolidated financial statements. The other information comprises only the directors' report.

In our opinion the information given in the directors' report is consistent with the consolidated financial statements.

This report, including the opinion, has been prepared for and only for the shareholders of Carlyle Capital Corporation Limited as a body in accordance with Section 64 of The Companies (Guernsey) Law, 1994, as amended, and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

PricewaterhouseCoopers CI LLP

PricewaterhouseCoopers CI LLP
Chartered Accountants
Guernsey, Channel Islands
February 15, 2007

**The maintenance and integrity of the Carlyle Capital Corporation Limited website is the responsibility of the directors: the work carried out by the independent auditors does not involve consideration of these matters and accordingly, the independent auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.**

**Legislation in Guernsey regarding the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.**

## Carlyle Capital Corporation Limited and Subsidiaries
## Consolidated Balance Sheet
## As of December 31, 2006
## (U.S. dollars in thousands, except share amounts)

| | Note | | |
|---|---|---|---|
| ASSETS | | | |
| Non-current Assets | | | |
| Available for sale financial assets, at fair value | | | |
| Unencumbered | 8 | $ | 67,299 |
| Held as collateral | 8 | | 7,139,298 |
| Internal use software and other property, at amortized cost | 7 | | 3,049 |
| Total non-current assets | | | 7,209,646 |
| Current Assets | | | |
| Interest receivable | 2.4 | | 13,484 |
| Due from brokers | 2.6 | | 6,209 |
| Prepaid expenses and other current assets | | | 337 |
| Broker margin accounts | 5 | | 48,397 |
| Cash and cash equivalents | 4 | | 39,535 |
| Total current assets | | | 107,962 |
| Total assets | | $ | 7,317,608 |
| EQUITY | | | |
| Capital and reserves attributable to shareholders | | | |
| Share capital | 12 | $ | 132 |
| Share premium | 12 | | 261,758 |
| Accumulated deficit | 12 | | (2,373) |
| Fair value reserves | 8 | | 12,325 |
| Minority interests | 2.1 | | 50 |
| Total equity | | $ | 271,892 |
| LIABILITIES | | | |
| Current Liabilities | | | |
| Repurchase agreements | 10 | $ | 6,745,918 |
| Secured revolving loan | 10 | | 218,300 |
| Interest payable | 10 | | 22,438 |
| Derivative financial instruments, at fair value through profit and loss | 9 | | 1,648 |
| Due to brokers | 2.6 | | 52,908 |
| Accounts payable and accrued expenses | 11 | | 4,504 |
| Total current liabilities | | $ | 7,045,716 |
| Total equity and liabilities | | $ | 7,317,608 |

Directors' Approval: [signature] [signature]

February 15, 2007 February 15, 2007

The accompanying notes on pages 12 to 36 are an integral part of these consolidated financial statements.

## Carlyle Capital Corporation Limited and Subsidiaries
## Consolidated Income Statement
## For the period September 12, 2006 (commencement of operations) through December 31, 2006
## (U.S. dollars in thousands, except share amounts)

| Income | Note | | |
|---|---|---|---|
| Interest income | 6 | $ | 49,027 |
| Net change in fair value on financial instruments at fair value through profit or loss | 9 | | (2,293) |
| **Total income** | | | 46,734 |
| **Expenses** | | | |
| Interest expense | 10 | | 44,628 |
| Management fee | 14 | | 635 |
| Professional services | 2.10 | | 1,161 |
| Related party operating expenses | 14 | | 399 |
| Other operating expenses | 2.10 | | 491 |
| Organization costs | 2.9 | | 1,793 |
| **Total expenses** | | | 49,107 |
| **Net loss** | | $ | (2,373) |
| **Earnings per share – basic and diluted** | 12 | $ | (0.39) |

The accompanying notes on pages 12 to 36 are an integral part of these consolidated financial statements.

**Carlyle Capital Corporation Limited and Subsidiaries**
**Consolidated Statement of Changes in Equity**
**For the period September 12, 2006 (commencement of operations) through December 31, 2006**
**(U.S. dollars in thousands, except share amounts)**

| | Share Capital | Share Premium | Accumulated Deficit | Fair Value Reserves | Minority Interests | Total |
|---|---|---|---|---|---|---|
| Commencement of operations | $ - | $ - | $ - | $ - | $ - | $ - |
| Issue of shares, net of share issuance costs | 132 | 261,758 | - | - | - | 261,890 |
| Net loss | - | - | (2,373) | - | - | (2,373) |
| Minority Interests | - | - | - | - | 50 | 50 |
| Adjustment to fair value of available for sale financial assets | - | - | - | 12,325 | - | 12,325 |
| At December 31, 2006 | $ 132 | $ 261,758 | $ (2,373) | $ 12,325 | $ 50 | $ 271,892 |

The accompanying notes on pages 12 to 36 are an integral part of these consolidated financial statements.

**Carlyle Capital Corporation Limited and Subsidiaries**
**Consolidated Cash Flow Statement**
**For the period September 12, 2006 (commencement of operations) through December 31, 2006**
**(U.S. dollars in thousands, except share amounts)**

| | Note | | |
|---|---|---|---|
| **Cash flows from operating activities** | | | |
| Net loss | | $ | (2,373) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | | |
| Interest income (including net premium/discount amortization of $184) | 6 | | (49,027) |
| Interest expense | 10 | | 44,628 |
| Purchases of available for sale financial assets | 8 | | (7,289,341) |
| Proceeds from disposal of available for sale financial assets | 8 | | 22,030 |
| Proceeds from paydowns of available for sale financial assets | 8 | | 73,178 |
| Receipts from/(funding to) broker margin accounts, net | 5 | | (48,397) |
| Fair value adjustment on derivative financial instruments at fair value through profit and loss | 9 | | 1,648 |
| Interest received | | | 35,543 |
| Interest paid | | | (22,190) |
| Increase in amount due to/from brokers, net | 2.6 | | 46,699 |
| Increase in accounts payable and accrued expenses | 11 | | 4,504 |
| Increase in prepaid expenses | | | (337) |
| Depreciation/amortization of internal use software and other property | 7 | | 186 |
| Other, net | | | (139) |
| Net cash used in operating activities | | | (7,183,388) |
| **Cash flows from investing activities** | | | |
| Investment in internal use software and other property | 7 | | (3,235) |
| Net cash used in investing activities | | | (3,235) |
| **Cash flows from financing activities:** | | | |
| Proceeds from share issuance | 12 | | 263,080 |
| Share issuance cost | 12 | | (1,190) |
| Proceeds from repurchase agreements, net | 10 | | 6,745,918 |
| Proceeds from secured revolving loan | 10 | | 218,300 |
| Proceeds from minority interest investment | 2.1 | | 50 |
| Net cash provided by financing activities | | | 7,226,158 |
| Net increase in cash and cash equivalents | | | 39,535 |
| Cash and cash equivalents, beginning of period | | | - |
| Cash and cash equivalents, end of period | 4 | $ | 39,535 |

The accompanying notes on pages 12 to 36 are an integral part of these consolidated financial statements.

(U.S. dollars in thousands, except share amounts)

## 1. Organization

Carlyle Capital Corporation Limited (the "Company") is a closed-end investment fund domiciled and registered as a limited company under the laws of Guernsey, Channel Islands, which seeks to achieve risk-adjusted returns primarily through current income and to a lesser extent capital appreciation, by investing in a diversified portfolio of fixed income investments. The Company plans to invest in the following eight fixed income asset classes: (i) residential mortgage-backed securities, principally in high investment grade-rated risk classes; (ii) asset-backed securities in a variety of asset classes, principally in high investment grade-risk classes; (iii) high yield bonds; (iv) bank loans; (v) mezzanine debt; (vi) distressed debt; (vii) debtor-in-possession and non-performing loan opportunities; and (viii) derivatives of these asset classes, including credit derivatives, and various hedging instruments such as futures. Additionally, the Company intends to invest in private equity opportunities, although the Company expects that such private equity investments will not exceed 5% of the Company's total equity and will in no event exceed 10% of the Company's total equity.

The Company was registered on the Island of Guernsey on August 29, 2006 and commenced operations on September 12, 2006. Carlyle Capital Delaware L.L.C. ("CCD") is 99.5% owned by the Company and was incorporated in the state of Delaware, U.S. on September 18, 2006. The primary purpose of CCD is to hold the Company's direct or indirect investments in stock issued by non-US companies to the extent such companies would be treated as corporations for US income tax purposes. Carlyle Capital Cayman Ltd. ("CC Cayman"), a wholly owned subsidiary of the Company, and its wholly owned subsidiary Carlyle Capital Investment Ltd. ("CCIL") were each incorporated on September 29, 2006 in the Cayman Islands as exempt limited companies. CC Cayman's primary purpose is to hold the Company's investment in CCIL. CCIL's primary purpose is to hold the Company's investments in US high yield investments to the extent such investments are held in a separately managed account. The Company and its subsidiaries are collectively referred to as the "Group".

Carlyle Investment Management L.L.C. ("CIM" or the "Investment Manager") manages the Company pursuant to a management agreement (the "Management Agreement"). CIM is a registered investment adviser under the Investment Advisers Act of 1940 and is an affiliate of T.C. Group, L.L.C. (T.C. Group, L.L.C. and its affiliates, collectively, "The Carlyle Group"). Mourant Guernsey Limited and/or its affiliates (the "Guernsey Administrator") has been engaged to carry out certain day-to-day administrative activities for the Group.

These consolidated financial statements were authorized for issue by the Board of Directors on February 15, 2007.

## 2. Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below.

### 2.1 Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). The financial statements have been prepared on the historical cost convention, as modified by the revaluation to fair value of available for sale ("AFS") financial assets, financial liabilities and derivative financial instruments through profit and loss.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. Management makes estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Management's estimates are based on historical experience and other factors, including expectations of future events that management believes to be reasonable under the circumstances. It also requires management to exercise its judgment in the process of applying the Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are

(U.S. dollars in thousands, except share amounts)

## 2.1 Basis of preparation (continued)

significant to the consolidated financial statements are the fair valuations of financial instruments described in Notes 2.4, 8 and 9. Actual results could differ from these estimates.

The consolidated financial statements of the Group include the accounts of the Company and its majority owned or controlled subsidiaries. All significant inter-entity transactions have been eliminated in consolidation. Minority interests reflect the 0.5% interest in CCD which is owned by CIM. Minority interest is recorded as a component of equity. The minority's allocable share of net loss for the period ended December 31, 2006 was insignificant.

**Standards Early Adopted by the Group**
IFRS 7, Financial Instruments: Disclosures, and the complementary Amendment to IAS 1, Presentation of Financial Statements - Capital Disclosures, have been early adopted in 2006. IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks from financial instruments including specified minimum disclosure about credit risk, liquidity risk and market risk including sensitivity to market risk. The amendment to IAS 1 introduces disclosures about the level of an entity's capital and how it manages capital. This standard does not have any impact on the classification and valuation of the Group's financial instruments.

**Standards and Interpretations Not Yet Effective**
Management has evaluated the following standards and interpretations and believes that they are not relevant or will not have a significant effect on the Group.

- IFRS 8
- IFRIC 7-12

## 2.2 Segment - reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

At December 31, 2006, the Group has invested in residential mortgage-backed securities, bank loans and collateralized loan obligation investment funds as disclosed in Note 8. All investments have been in U.S. issues and denominated in U.S. dollars except for an investment in a collateralized loan obligation investment fund and certain derivatives.

## 2.3 Foreign currency translation

*(a) Functional and presentation currency*
For the foreseeable future, the majority of the investments are expected to be denominated in U.S. dollars. The performance of the Company is measured and reported to investors in U.S. dollars. Management considers the U.S. dollar as the currency which most faithfully represents the economic effects of the underlying transactions, events and conditions. The Company's functional and presentation currencies are the U.S. dollar.

(b) *Transactions and balances*
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated income statement. Changes in the fair value of monetary securities (i.e. debt securities) denominated in foreign currency and classified as available for sale are analyzed between translation differences resulting from changes in the amortized cost of the security and other changes in the

## 2.3 Foreign currency translation (continued)

carrying amount of the security. Translation differences related to changes in the amortized cost are recognized in profit or loss, and other changes in the carrying amount are recognized in the fair value reserve in equity. Translation differences on non-monetary items (i.e. equity securities), denominated in foreign currency and classified as available for sale, are included in the fair value reserve in equity.

## 2.4 Financial assets and liabilities at fair value

The Group primarily classifies its investments as AFS financial assets and classifies its derivative financial instruments as financial assets and financial liabilities at fair value through profit or loss. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and periodically re-evaluates.

**Available-for-sale financial assets**
AFS investments are those intended to be held for an indefinite period of time and that may be sold in response to needs for liquidity or changes in interest rates, exchange rates or investment prices. The Group is not engaged in active trading of financial assets, liabilities or instruments.

Purchases and sales of investments are recognized on trade-date – the date on which the Group commits to purchase or sell the investments. Investments are initially recognized at fair value plus transaction costs and are subsequently carried at fair value. Investments are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

Gains and losses arising from changes in fair value are recognized directly in equity until the AFS financial asset is derecognized or impaired. At this time, the cumulative gain or loss previously recognized in equity is transferred to the consolidated income statement. Gains/losses on sales of AFS investments are determined on the first in-first out method.

Interest income is recognized on the accrual basis. Premiums and discounts on fixed income securities are amortized using the effective interest method over the expected lives of the securities. Paydown gains and losses on mortgage and asset-backed securities are included in interest income. Dividend income is recognized when the right to receive payment is established at the ex-dividend date.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset is impaired. In the case of AFS investments, a significant or prolonged decline in the fair value of the investment below its cost is considered in determining impairment. If evidence of impairment exists, the cumulative loss previously recognized in equity is removed from equity and recognized in the consolidated income statement. If, in a subsequent period, the fair value of a debt instrument classified as AFS increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the consolidated income statement, the impairment loss is reversed through the consolidated income statement.

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the bid price; the quoted market price used for financial liabilities is the ask price.

The fair value of financial instruments that are not traded in an active market is determined by using a variety of methods and makes assumptions that are based on market conditions existing at the balance sheet date. Valuation methods used include the use of comparable recent arm's length transactions, discounted cash flow analysis, pricing models and other valuation techniques commonly used by market participants.

## 2.4 Financial assets and liabilities at fair value (continued)

**Derivative Financial Instruments at Fair Value through Profit and Loss**
Derivatives are categorized as financial assets or financial liabilities held for trading and, accordingly, the Group recognizes fair value adjustments on derivatives in the consolidated income statement in the period in which they arise. The Group does not classify any derivatives as hedges except for certain foreign exchange contracts.

The Group invests in derivative financial instruments that are not traded on an organized exchange. Derivatives are initially recognized at fair value on the trade date when the derivative contract is entered into and are subsequently re-measured at their fair value. The best evidence of the fair value of a derivative at initial recognition is the transaction price (i.e., the fair value of the consideration given or received). Subsequent fair values are obtained from broker dealers and/or internal and external pricing models using quoted inputs. These inputs may include specific yield and volatility curves. The fair value process includes the assessment of any credit risk associated with such positions. When external pricing sources are not available or deemed inappropriate, fair values can be obtained from recent trading activity or by incorporating other relevant information that may not have been reflected in pricing obtained from external sources. The types of derivatives entered into by the Group include forward commitment contracts and swap contracts. Forward contracts are over-the-counter contracts for delayed delivery of securities or currency in which the buyer agrees to buy and the seller agrees to deliver a specified security or currency at a specified price on a specified date. During the period the forward contract is open, changes in the value of the contract are recognized as unrealized gains or losses. When the forward contract is closed, the Company records a realized gain or loss equal to the difference between the proceeds from (or cost of) the closeout of the contract and the original contract price. Swap contracts involve the exchange by one party with another party of their respective commitments to pay or receive interest, effective return, total return or other referenced returns or amounts over the life of the agreements. The amounts to be paid or received on swaps are recognized as realized gain or loss over the life of the agreements. A realized gain or loss is recorded upon early termination of swap agreements.

Unrealized and realized gain/loss on derivatives are included within net change in fair value on financial instruments at fair value through profit and loss in the consolidated income statement. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative except when offset as described in Note 2.5.

The Company is required to post margin for derivative contracts entered into. The margin varies based on counterparty and the details of the underlying contract.

**Hedging**
The Group designates certain derivatives as either:

a) hedges of the fair value of recognized assets or liabilities or a firm commitment (fair value hedge); or
b) hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction(cash flow hedge)

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives. The Group also documents its assessment of whether the derivatives used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

(a) Fair value hedge
A fair value hedge is a hedge of the exposures to changes in the fair value of a recognized asset or liability. In a fair value hedge, the gain or loss from remeasuring the hedging instrument at fair value is recognized immediately in the consolidated income statement. At the same time when remeasuring the recognized asset or liability related to the fair value hedge, that would normally be recognized in equity under AFS, movements attributable to the hedged risk are also recognized immediately in the income statement. This ensures that the fair value movement attributable to the hedged risk on the asset or liability is offset in the consolidated income statement against the value change on the derivative.

## 2.4 Financial assets and liabilities at fair value (continued)

(b) Cash flow hedge
A cash flow hedge is a hedge of the exposure to variability in cash flows from a recognized asset or liability. The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized in equity. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated income statement. When a hedging instrument expires or is sold, or when the derivative no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity remains in equity and is recognized in income when the forecast transaction is ultimately recognized. When a forecast transaction is no longer expected to occur, the cumulative gain or loss remaining in equity is immediately transferred to the consolidated income statement.

For the period from commencement of operations through December 31, 2006, the Group has only utilized fair value hedge accounting for hedging foreign exchange risk on foreign currency denominated AFS investments.

**Repurchase Agreements**
The Group utilizes repurchase agreements to borrow against applicable assets in the investment portfolio. Under these agreements, the Group will sell assets to the repurchase agreement counterparty and agree to repurchase the same asset at a price equal to the original sale price plus accrued interest. These agreements are accounted for as debt, secured by the underlying asset. During the term of a repurchase agreement, the Group earns the principal and interest on the related securities and pays interest to the repurchase counterparty. The Group maintains formal relationships with a number of financial institutions for the purpose of maintaining repurchase agreements on market competitive terms. Because the Group borrows under repurchase agreements based on the estimated fair value of its pledged investments, the Group's ongoing ability to borrow under its repurchase facilities may be limited and its lenders may initiate margin calls in the event interest rates change or the value of its pledged securities decline as a result of adverse changes in interest rates or credit spreads. Repurchase agreements are carried at their contractual amounts which management believes is the best estimate of fair value. Accrued interest payable is recorded separately.

## 2.5 Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the consolidated balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

## 2.6 Due from/to brokers

Amounts due from brokers represent receivables for securities sold and amounts due to brokers represent payables for securities purchased that have been contracted for but not yet settled or delivered on the balance sheet date.

## 2.7 Cash and cash equivalents

Cash and cash equivalents include cash deposits held at call with banks/brokers and other short-term highly liquid investments with original maturities of three months or less.

## 2.8 Internal use software and other property

Internal use software and other property are stated at historical cost net of accumulated depreciation and amortization. Depreciation is provided using the straight-line method over the estimated useful lives of the assets ranging from three to five years. Costs of additions and improvements are capitalized and repairs and maintenance are charged to expense as incurred. Upon sale or retirement of property, the costs and related accumulated depreciation are eliminated from the consolidated balance sheet, and any resulting gain or loss is

(U.S. dollars in thousands, except share amounts)

## 2.8 Internal use software and other property (continued)

reflected in the consolidated income statement. The Group capitalizes costs incurred to license and implement software for internal-use. Such costs are amortized over periods ranging from three to five years.

## 2.9 Organization costs

Costs incurred with the formation of the Group apart from incremental share offering costs are expensed as incurred.

## 2.10 Operating expenses

Operating expenses are recorded on the accrual basis as incurred.

## 2.11 Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction from the proceeds.

## 2.12 Dividend distribution

Dividend distributions to Company shareholders are recorded as a liability in the period they are approved by the Board of Directors.

## 2.13 Taxation

The Company is registered in Guernsey as an exempt company. The States of Guernsey Income Tax Authority has granted the Company exemption from Guernsey income tax under the provision of the Income Tax (Exempt Bodies) (Guernsey) Ordinance 1989 and the Company has been charged an annual exemption fee of £600. The Company expects to be treated as a passive foreign investment corporation. The Company intends to operate in such a manner so as not to be subject to U.S. federal income taxes. Income derived by the Company and its subsidiaries may be subject to withholding taxes imposed by the U.S. or other countries. Certain types of period income (including but not limited to dividends) from sources inside the U.S. are subject to U.S. withholding tax at a rate of 30%. There were no withholding taxes incurred by the Company for the period from commencement of operations through December 31, 2006.

## 3. Critical accounting estimates and judgments

**Critical accounting estimates and assumptions**
Management makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a higher risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year include the fair value of financial instruments discussed further in Notes 2.4, 8 and 9.

**Critical judgments**
Management considers the U.S. dollar the currency that most faithfully represents the economic effect of the underlying transactions, events and conditions. The U.S. dollar is the currency in which the Company measures its performance and reports its results, as well as the currency in which it receives capital.

**(U.S. dollars in thousands, except share amounts)**

## 4. Cash and cash equivalents

Cash and cash equivalents at December 31, 2006 comprise the following balances with original maturities of three months or less:

| | | |
|---|---|---|
| Cash at bank/brokers (including foreign cash of $557) | $ | 3,535 |
| Overnight deposits at bank/brokers | | 36,000 |
| | $ | 39,535 |

## 5. Broker Margin Accounts

Margin accounts represent cash deposits held with brokers and collateral for open derivative contracts.

## 6. Interest income

Interest income for the period from September 12, 2006 (commencement of operations) through December 31, 2006 was comprised of the following:

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 389 |
| AFS financial assets | | 48,464 |
| Broker margin accounts | | 174 |
| | $ | 49,027 |

## 7. Internal use software and other property

Internal use software and other property consists of the following at December 31, 2006:

| | | |
|---|---|---|
| Computer software | $ | 3,163 |
| Computer hardware | | 72 |
| Less: Accumulated depreciation and amortization | | (186) |
| Total | $ | 3,049 |

Depreciation and amortization expense for the period from September 12, 2006 (commencement of operations) through December 31, 2006 was $186.

**(U.S. dollars in thousands, except share amounts)**

## 8. Available for sale financial assets at fair value

The following table summarizes the Group's securities classified as AFS at December 31, 2006:

| Description | | Amortized Cost | | Gross Unrealized Gains | | Gross Unrealized (Losses) | | Fair Value |
|---|---|---|---|---|---|---|---|---|
| Residential mortgage-backed securities | $ | 6,894,387 | $ | 11,815 | $ | (306) | $ | 6,905,896 |
| Bank loans | | 287,624 | | 692 | | (213) | | 288,103 |
| Collateralized loan obligation investment funds | | 11,971 | | 627 | | - | | 12,598 |
| Total | $ | 7,193,982 | $ | 13,134 | $ | (519) | $ | 7,206,597 |

Recognized gains from the de-recognition of AFS securities for the period from commencement of operations through December 31, 2006 was approximately $32.

| | | 2006 |
|---|---|---|
| **Fair value reserves:** | | |
| Balance at commencement of operations | $ | - |
| Revaluation | | 12,615 |
| Foreign exchange translation gain transferred to the consolidated income statement | | (290) |
| **Balance at December 31, 2006** | $ | 12,325 |

AFS financial assets at December 31, 2006 consist of the following:

**Residential Mortgage-Backed Securities**

| Principal | | Description | | Fair Value |
|---|---|---|---|---|
| $ | 68,849 | Federal Home Loan Mortgage Corporation Flt. Rate 5.77%, 9/15/2036 | $ | 69,044 |
| | 137,640 | Federal Home Loan Mortgage Corporation Flt. Rate 5.77%, 9/15/2036 | | 138,060 |
| | 116,836 | Federal Home Loan Mortgage Corporation Flt. Rate 5.75%, 9/15/2036 | | 117,116 |
| | 157,495 | Federal Home Loan Mortgage Corporation Flt. Rate 5.8%, 5/15/2036 | | 157,728 |
| | 495,005 | Federal Home Loan Mortgage Corporation Flt. Rate 5.81%, 10/15/2036 | | 496,441 |
| | 98,224 | Federal Home Loan Mortgage Corporation Flt. Rate 5.8%, 10/15/2036 | | 98,469 |
| | 171,002 | Federal Home Loan Mortgage Corporation Flt. Rate 5.73%, 11/15/2036 | | 171,417 |
| | 99,625 | Federal Home Loan Mortgage Corporation Flt. Rate 5.7%, 11/15/2036 | | 99,864 |

**(U.S. dollars in thousands, except share amounts)**

## 8. Available for sale financial assets at fair value (continued)

| | | |
|---|---|---|
| 49,633 | Federal Home Loan Mortgage Corporation Flt. Rate 5.7%, 11/15/2036 | 49,687 |
| 297,144 | Federal Home Loan Mortgage Corporation Flt. Rate 5.75%, 11/15/2036 | 297,470 |
| 64,540 | Federal Home Loan Mortgage Corporation Flt. Rate 5.7%, 11/15/2036 | 64,634 |
| 119,224 | Federal Home Loan Mortgage Corporation Flt. Rate 5.78%, 5/15/2036 | 119,717 |
| 25,460 | Federal Home Loan Mortgage Corporation Flt. Rate 5.75%, 10/15/2036 | 25,537 |
| 36,658 | Federal Home Loan Mortgage Corporation Flt. Rate 5.69%, 10/15/2036 | 36,712 |
| 298,830 | Federal Home Loan Mortgage Corporation Flt. Rate 5.81%, 11/15/2036 | 299,604 |
| 49,093 | Federal Home Loan Mortgage Corporation Flt. Rate 5.78%, 9/15/2036 | 49,231 |
| 49,093 | Federal Home Loan Mortgage Corporation Flt. Rate 5.78%, 9/15/2036 | 49,231 |
| 44,184 | Federal Home Loan Mortgage Corporation Flt. Rate 5.78%, 9/15/2036 | 44,328 |
| 298,141 | Federal Home Loan Mortgage Corporation Flt. Rate 5.7%, 11/15/2036 | 298,429 |
| 42,915 | Federal Home Loan Mortgage Corporation Flt. Rate 5.71%, 11/15/2036 | 42,974 |
| 44,303 | Federal Home Loan Mortgage Corporation Flt. Rate 5.69%, 11/15/2036 | 44,339 |
| 397,373 | Federal Home Loan Mortgage Corporation Flt. Rate 5.67%, 11/15/2036 | 397,559 |
| 29,494 | Federal Home Loan Mortgage Corporation Flt. Rate 5.77%, 9/15/2036 | 29,584 |
| 111,583 | Federal Home Loan Mortgage Corporation Flt. Rate 5.75%, 11/15/2036 | 111,739 |
| 53,808 | Federal Home Loan Mortgage Corporation Flt. Rate 5.8%, 6/15/2036 | 54,082 |
| 37,453 | Federal Home Loan Mortgage Corporation Flt. Rate 5.8%, 9/15/2035 | 37,634 |
| | **Total Federal Home Loan Mortgage Corporation Securities (amortized cost of $3,394,728)** | 3,400,630 |
| 97,491 | Federal National Mortgage Association Flt. Rate 5.77%, 10/25/2036 | 97,737 |
| 97,236 | Federal National Mortgage Association Flt. Rate 5.77%, 10/25/2036 | 97,559 |

(U.S. dollars in thousands, except share amounts)

## 8. Available for sale financial assets at fair value (continued)

| | | |
|---|---|---|
| 47,851 | Federal National Mortgage Association Flt. Rate 5.75%, 10/25/2036 | 48,009 |
| 122,612 | Federal National Mortgage Association Flt. Rate 5.77%, 10/25/2036 | 122,922 |
| 104,533 | Federal National Mortgage Association Flt. Rate 5.77%, 10/25/2036 | 104,881 |
| 98,486 | Federal National Mortgage Association Flt. Rate 5.77%, 10/25/2036 | 98,744 |
| 148,322 | Federal National Mortgage Association Flt. Rate 5.76%, 11/25/2036 | 148,608 |
| 197,056 | Federal National Mortgage Association Flt. Rate 5.75%, 11/25/2036 | 197,633 |
| 53,288 | Federal National Mortgage Association Flt. Rate 5.77%, 11/25/2036 | 53,460 |
| 74,013 | Federal National Mortgage Association Flt. Rate 5.84%, 11/25/2036 | 74,219 |
| 246,711 | Federal National Mortgage Association Flt. Rate 5.83%, 11/25/2036 | 247,384 |
| 131,934 | Federal National Mortgage Association Flt. Rate 5.73%, 12/25/2036 | 132,180 |
| 109,394 | Federal National Mortgage Association Flt. Rate 5.73%, 11/25/2036 | 109,654 |
| 68,750 | Federal National Mortgage Association Flt. Rate 5.8%, 11/25/2036 | 68,893 |
| 49,505 | Federal National Mortgage Association Flt. Rate 5.7%, 12/25/2036 | 49,560 |
| 55,647 | Federal National Mortgage Association Flt. Rate 5.75%, 10/25/2036 | 55,819 |
| 81,070 | Federal National Mortgage Association Flt. Rate 5.69%, 11/25/2036 | 81,187 |
| 396,651 | Federal National Mortgage Association Flt. Rate 5.71%, 12/25/2036 | 397,279 |
| 52,292 | Federal National Mortgage Association Flt. Rate 5.73%, 12/25/2036 | 52,389 |
| 19,574 | Federal National Mortgage Association Flt. Rate 5.75%, 10/25/2036 | 19,635 |
| 124,212 | Federal National Mortgage Association Flt. Rate 5.71%, 12/25/2036 | 124,385 |
| 59,526 | Federal National Mortgage Association Flt. Rate 5.71%, 12/25/2036 | 59,609 |
| 95,713 | Federal National Mortgage Association Flt. Rate 5.8%, 8/25/2036 | 95,956 |
| 39,639 | Federal National Mortgage Association Flt. Rate 5.7%, 5/25/2036 | 39,678 |
| 74,443 | Federal National Mortgage Association Flt. Rate 5.8%, 12/25/2036 | 74,692 |

**(U.S. dollars in thousands, except share amounts)**

## 8. Available for sale financial assets at fair value (continued)

| | | |
|---|---|---|
| 24,594 | Federal National Mortgage Association Flt. Rate 5.71%, 12/25/2036 | 24,633 |
| 70,093 | Federal National Mortgage Association Flt. Rate 5.75%, 6/25/2036 | 70,201 |
| 102,214 | Federal National Mortgage Association Flt. Rate 5.75%, 6/25/2036 | 102,600 |
| 108,660 | Federal National Mortgage Association Flt. Rate 5.75%, 6/25/2036 | 109,018 |
| 87,537 | Federal National Mortgage Association Flt. Rate 5.75%, 6/25/2036 | 87,811 |
| 250,000 | Federal National Mortgage Association Flt. Rate 5.72%, 12/25/2036 | 250,000 |
| 29,464 | Federal National Mortgage Association Flt. Rate 5.8%, 11/25/2036 | 29,525 |
| 69,160 | Federal National Mortgage Association Flt. Rate 5.8%, 6/25/2036 | 69,516 |
| 109,711 | Federal National Mortgage Association Flt. Rate 5.75%, 6/25/2036 | 109,890 |
| | **Total Federal National Mortgage Association Securities (amortized cost of $3,499,659)** | 3,505,266 |
| | **Total Residential Mortgage-Backed Securities (amortized cost of $6,894,387)** | **6,905,896** |
| | **Bank Loans** | |
| | Ford Motor Company Term Loan B | |
| 16,400 | 12/15/2013, 8.36% | 16,428 |
| 273,196 | Other | 271,675 |
| | **Total Bank Loans (amortized cost of $287,624)** | **288,103** |
| | **Collateralized Loan Obligation Investment Funds** (individually less than 5% of total equity; includes, cost of $11,971 which includes € 5,000,000) | **12,598** |
| | **Total Available for Sale Securities (cost of $7,193,982)** | **$7,206,597** |

The fair value and cost of AFS financial assets without readily determinable market prices was $12,598 and $11,971, respectively, at December 31, 2006. Fair value for all other AFS financial assets was determined from quoted market prices at December 31, 2006.

At December 31, 2006 the carrying amount of AFS financial assets pledged as collateral for open repurchase agreements was $6,851,196.

At December 31, 2006, the Group had an unfunded commitment of $2,494 related to a revolving loan investment.

At December 31, 2006, bank loan industry concentrations exceeding 5% of total equity were:

| Industry | Amount |
|---|---|
| Automotive | $ 31,486 |
| Broadcast radio and television | 18,156 |
| Cable television | 19,915 |
| Chemical/plastics | 18,633 |
| Conglomerates | 16,956 |
| Electronics/electric | 25,150 |
| Healthcare | 26,630 |
| Publishing | 30,962 |
| Utilities | 24,623 |

## 9. Derivative financial instruments at fair value through profit or loss

The Group's derivative financial instruments at December 31, 2006 are detailed below:

| | Currency | Contract/ notional (local currency in thousands) | Fair Value |
|---|---|---|---|
| **Derivatives** | | | |
| **Interest Rate Swaps** | | | |
| Maturity Date: 9/28/2007 | SEK | 1,464,000 | $(438) |
| Maturity Date: 10/5/2007 | SEK | 2,196,000 | (218) |
| Maturity Date: 10/10/2007 | SEK | 1,464,000 | (159) |
| Maturity Date: 11/9/2007 | SEK | 1,430,000 | (111) |
| Maturity Date: 11/15/2007 | NOK | 1,274,000 | (499) |
| **Total Interest Rate Swaps** | | | (1,425) |
| **FX Forward** | | | |
| Maturity Date: 10/23/2008 | EUR | 5,000 | (223) |
| **Total** | | | $(1,648) |

The open foreign exchange forward at December 31, 2006 has been designated by management as a fair value hedge of the Company's investment in a Euro denominated collateralized loan obligation investment fund.

As of January 12, 2007 all of the Group's interest rate swaps held at December 31, 2006 were terminated.

Gains and losses recognized in relation to financial instruments at fair value through profit or loss for the period from September 12, 2006 (commencement of operations) through December 31, 2006 were as follows:

(U.S. dollars in thousands, except share amounts)

## 9. Derivative financial instruments at fair value through profit or loss (continued)

| | | |
|---|---|---|
| **Losses:** | | |
| – realized – closed derivative positions | $ | (967) |
| – unrealized – open derivative positions | | (1,648) |
| **Total (losses)** | | (2,615) |
| **Gains:** | | |
| – realized – closed AFS positions | | 32 |
| – unrealized - foreign exchange translation on hedged AFS investment | | 290 |
| **Total gains** | | 322 |
| **Total net( loss)** | $ | (2,293) |

## 10. Borrowings

The Group leverages its portfolio of securities primarily through the use of repurchase agreements and borrowings under a secured revolving credit facility as detailed below at December 31, 2006.

**Repurchase agreements**

| Contract Amount | | Description | | Fair Value |
|---|---|---|---|---|
| $ | 216,427 | Bear Stearns & Co. Inc., 5.31%, dated 12/26/2006, due 1/25/2007, collateralized by U.S. Government Agency Securities | $ | 216,427 |
| | 744,185 | Banc of America Securities L.L.C., 5.31%, dated 11/30/2006, due 1/4/2007, collateralized by U.S. Government Agency Securities | | 744,185 |
| | 490,009 | Banc of America Securities L.L.C., 5.31%, dated 11/30/2006, due 1/4/2007, collateralized by U.S. Government Agency Securities | | 490,009 |
| | 545,117 | Deutsche Bank Securities Inc., 5.3%, dated 11/30/2006, due 1/5/2007 collateralized by U.S. Government Agency Securities | | 545,117 |
| | 52,728 | Deutsche Bank Securities Inc., 5.3%, dated 12/6/2006, due 1/25/2007, collateralized by U.S. Government Agency Securities | | 52,728 |
| | 25,280 | Deutsche Bank Securities Inc., 5.3%, dated 12/6/2006, due 1/16/2007, collateralized by U.S. Government Agency Securities | | 25,280 |
| | 43,192 | Deutsche Bank Securities Inc., 5.31%, dated 12/18/2006, due 1/25/2007, collateralized by U.S. Government Agency Securities | | 43,192 |
| | 135,343 | Deutsche Bank Securities Inc., 5.31%, dated 12/18/2006, due 1/16/2007, collateralized by U.S. Government Agency Securities | | 135,343 |
| | 340,301 | J.P. Morgan Securities Inc., 5.305%, dated 11/30/2006, due 1/4/2007, collateralized by U.S. Government Agency Securities | | 340,301 |
| | 113,932 | J.P. Morgan Securities Inc., 5.305%, dated 11/30/2006, due 1/4/2007, collateralized by U.S. Government Agency Securities | | 113,932 |

**(U.S. dollars in thousands, except share amounts)**

## 10. Borrowings (continued)

| | | |
|---|---|---|
| 106,879 | J.P. Morgan Securities Inc., 5.31%, dated 12/27/2006, due 1/25/2007, collateralized by U.S. Government Agency Securities | 106,879 |
| 86,103 | J.P. Morgan Securities Inc., 5.31%, dated 12/27/2006, due 1/25/2007, collateralized by U.S. Government Agency Securities | 86,103 |
| 513,094 | Lehman Brothers Inc., 5.31%, dated 11/30/2006, due 1/2/2007, collateralized by U.S. Government Agency Securities | 513,094 |
| 210,020 | Lehman Brothers Inc., 5.31%, dated 11/30/2006, due 1/2/2007, collateralized by U.S. Government Agency Securities | 210,020 |
| 136,390 | Lehman Brothers Inc., 5.31%, dated 11/30/2006, due 1/2/2007, collateralized by U.S. Government Agency Securities | 136,390 |
| 417,061 | Lehman Brothers Inc., 5.31%, dated 11/30/2006, due 1/4/2007, collateralized by U.S. Government Agency Securities | 417,061 |
| 80,646 | Lehman Brothers Inc., 5.31%, dated 12/6/2006, due 1/25/2007, collateralized by U.S. Government Agency Securities | 80,646 |
| 67,996 | Lehman Brothers Inc., 5.31%, dated 12/6/2006, due 1/25/2007, collateralized by U.S. Government Agency Securities | 67,996 |
| 123,311 | Lehman Brothers Inc., 5.31%, dated 12/6/2006, due 1/16/2007, collateralized by U.S. Government Agency Securities | 123,311 |
| 164,619 | Lehman Brothers Inc., 5.3%, dated 12/15/2006, due 1/16/2007, collateralized by U.S. Government Agency Securities | 164,619 |
| 287,428 | Lehman Brothers Inc., 5.3%, dated 12/18/2006, due 1/25/2007, collateralized by U.S. Government Agency Securities | 287,428 |
| 182,750 | Lehman Brothers Inc., 5.3%, dated 12/18/2006, due 1/16/2007, collateralized by U.S. Government Agency Securities | 182,750 |
| 698,896 | Lehman Brothers Inc., 5.3%, dated 12/29/2006, due 1/25/2007, collateralized by U.S. Government Agency Securities | 698,896 |
| 85,811 | Lehman Brothers Inc., 5.3%, dated 12/29/2006, due 1/16/2007, collateralized by U.S. Government Agency Securities | 85,811 |
| 695,731 | UBS Securities L.L.C., 5.3%, dated 12/18/2006, due 1/16/2007, collateralized by U.S. Government Agency Securities | 695,731 |
| 25,517 | UBS Securities L.L.C., 5.31%, dated 12/27/2006, due 1/25/2007, collateralized by U.S. Government Agency Securities | 25,517 |
| 53,117 | UBS Securities L.L.C., 5.31%, dated 12/29/2006, due 1/16/2007, collateralized by U.S. Government Agency Securities | 53,117 |

**(U.S. dollars in thousands, except share amounts)**

## 10. Borrowings (continued)

| | | | |
|---|---|---|---|
| 68,162 | UBS Securities L.L.C., 5.31%, dated 12/29/2006, due 1/25/2007, collateralized by U.S. Government Agency Securities | | 68,162 |
| 35,873 | UBS Securities L.L.C., 5.31%, dated 12/29/2006, due 1/16/2007, collateralized by U.S. Government Agency Securities | | 35,873 |
| | **Total Repurchase Agreements** | **$** | **6,745,918** |

At December 31, 2006, the Group had $6,745,918 outstanding as borrowings under repurchase agreements with a weighted average borrowing rate of 5.31%, a weighted average remaining maturity of 12 days and accrued interest payable of $21,855. The collateral for these borrowings which was held by counterparties at December 31, 2006 was comprised of Group-owned securities with a fair value of $6,851,195. Interest expense for the period ended December 31, 2006 was $43,371.

At December 31, 2006, the Group had repurchase agreements with the following counterparties:

| Counterparty | | Amount | Weighted Average Maturity Remaining (Days) | Weighted Average Interest Rate |
|---|---|---|---|---|
| Bear Stearns & Co. Inc. | $ | 216,427 | 25 | 5.31% |
| Bank of America L.L.C. | | 1,234,194 | 4 | 5.31 |
| Deutsche Bank Securities Inc. | | 801,659 | 10 | 5.30 |
| J.P. Morgan Securities Inc. | | 647,214 | 12 | 5.31 |
| Lehman Brothers Inc. | | 2,968,023 | 14 | 5.31 |
| UBS Securities L.L.C. | | 878,401 | 17 | 5.30 |
| | $ | 6,745,918 | | |

**Secured revolving loan**

The Company's wholly owned subsidiary CCIL entered into a credit agreement dated October 11, 2006 as amended on December 6, 2006 (the "Credit Agreement"), with various financial institutions, which allows CCIL to borrow, subject to the terms and conditions defined in the Credit Agreement up to $300,000 under the Extendable Revolving Credit Facility (the "Facility"). Amounts drawn under the Facility may be repaid at anytime prior to maturity in whole or in part at the election of CCIL. The Facility commitment will terminate on July 11, 2007 and will be extended annually by each lender unless written notice is given by the lenders 90 days prior to such decision date. The commitments may in no event be extended beyond October 11, 2016, or at such later date requested by CCIL subject to approval by each Rating Agency. The Facility is secured by $288,103 of CCIL investments.

Under the Credit Agreement, the Company has guaranteed the payment of an amount equal to the lesser of $20,000 and the amount necessary for CCIL to satisfy the over-collateralization test as defined in the Credit Agreement as of the earlier of March 31, 2007 and the date on which this guarantee is terminated.

The secured revolving loan is carried at its contractual amount which management believes is the best estimate of fair value.

As of December 31, 2006, the Company has borrowed $218,300 under the Facility at a weighted effective annual interest rate of 5.85%. Under the terms of the Credit Agreement, outstanding amounts under the Facility accrue interest at the Libor Rate plus 50 basis points. Interest expense incurred on the Facility for the period ended December 31, 2006 was $1,208 and interest accrued was $583 at December 31, 2006.

(U.S. dollars in thousands, except share amounts)

## 10. Borrowings (continued)

On February 7, 2007, CIM, representing CCIL as its investment manager, executed an engagement letter with a financial institution to initiate a secured note issuance program with an anticipated range of initial note issuance of $400,000 to $600,000.

On February 12, 2007, the Credit Agreement was amended to change the borrowing amount available to $400,000 from $300,000 and to change the rate at which interest will accrue to the Libor Rate plus 45 basis points from the Libor Rate plus 50 basis points. The amended rate at which interest will accrue is effective from February 13, 2007 to April 12, 2007 and will reset back to the Libor Rate plus 50 basis points thereafter subject to the issuance and terms of the notes issued pursuant to the anticipated secured note program discussed above.

## 11. Accounts payable and accrued expenses

Accounts payable and accrued expenses consist of the following at December 31, 2006:

| | | |
|---|---|---|
| Accounts payable | $ | 2,064 |
| Accrued expenses due to related parties | | 1,089 |
| Other accrued expenses | | 1,351 |
| Total | $ | 4,504 |

## 12. Share Capital

The Company's authorized share capital currently consists of Class A voting and Class B non-voting ordinary shares. The six voting shares outstanding are individually held by non-U.S. partners of The Carlyle Group. All non-voting shares were issued at a subscription price of $20 per share. As of December 31, 2006, 13,154,000 non-voting shares were issued and fully paid generating capital proceeds of $263,080. Directors of the Company, and employees and affiliates of The Carlyle Group purchased 3,184,000 of the non-voting shares during 2006. The remaining non-voting shares were purchased by six individual shareholders. The table below details the share capital at December 31, 2006:

| | | |
|---|---|---|
| Authorized share capital : | | |
| Class A voting shares | | 100 |
| Class B non-voting shares | | 30,000,000 |
| Issued and fully paid: | | |
| Class A voting shares at par (par value $.01 per share) | $ | - |
| Class B non-voting shares at par (par value $.01 per share) | | 132 |
| Share premium, net of issuance costs | | 261,758 |
| Total | $ | 261,890 |

At December 31, 2006 approximately $1,190 of share issuance costs were charged to share premium.

As a closed-end investment fund the ordinary shares of the Company are not redeemable.

On December 28, 2006 and January 4, 2007 investors committed to purchase approximately $443,000 of non-voting shares at $20 per share of which approximately $200,000 will be purchased from existing shareholders. No shares held by directors or employees and affiliates of The Carlyle Group will be sold in this transaction. The Company expects to complete this transaction in February 2007.

**(U.S. dollars in thousands, except share amounts)**

## 12. Share Capital (continued)

**Dividends**

Each issued and fully paid non-voting share is entitled to dividends when declared. From the earlier of the end of the fiscal quarter in which the Company publicly lists its shares or December 31, 2007, shareholders holding shares as of the last business day of each quarter will be eligible to receive a quarterly dividend, subject to the declaration of the Board of Directors out of funds legally available therefore, payable on or before the end of the following quarter. The amount of any such quarterly dividend is expected to be approximately 90% of net income before any non-cash equity compensation expense, provided that any such quarterly dividend will not exceed the cumulative retained earnings which shall exclude any non-cash equity compensation expense incurred in current or prior periods to the extent permitted by applicable law.

**Earnings per share**

Basic earnings/(loss) per share is calculated by dividing the net profit/loss attributable to the Company's shareholders by the weighted average number of ordinary shares in issue during the period, excluding the average number of ordinary shares purchased by the Company and held as treasury shares. Basic earnings/(loss) per share is computed as follows:

| | | |
|---|---|---|
| Net loss attributable to shareholders | $ | (2,373) |
| Weighted average number of ordinary shares in issue | | 6,039,947 |
| Basic earnings/(loss) per share (expressed in $ per share) | $ | (0.39) |

The Group has not issued any other instruments that are considered to have dilutive potential. There were no treasury purchases during the period from September 12, 2006 (commencement of operations) through December 31, 2006.

## 13. Financial risk management

### 13.1 Strategy in using financial instruments

The Group's objective is to achieve current income, and to a lesser extent capital appreciation, by investing in a diversified portfolio of fixed income assets with a mix of mortgage products and leveraged finance assets. Derivatives are an integral part of the Group's investment strategy. The Group utilizes leverage extensively both through borrowing and/or through market exposure, to increase potential returns.

The Group is exposed to market price risk, interest rate risk, credit risk, liquidity risk and currency risk arising from the financial instruments it holds. The risk management policies employed by the Group to manage these risks are discussed below.

### 13.2 Market price risk

Market values of the Group's investments may decline for a number of reasons, such as causes related to changes in prevailing market and interest rates, increases in defaults, increases in voluntary prepayments for investments that are subject to prepayment risk, and widening of credit spreads. Substantially all of the Group's investments are subject to prepayment.

A substantial portion of the Group's investments are classified as AFS. Changes in the market value of those assets will be directly charged or credited to equity. If the decline in value of an AFS investment is considered an impairment, such decline will reduce earnings.

A decline in market value of the Group's assets may have particular adverse consequences in instances where the Group has borrowed money based on the market value of those assets. A decrease in market value of those

**(U.S. dollars in thousands, except share amounts)**

## 13.2 Market price risk (continued)

assets may result in the lender (including derivative counterparties) requiring the Group to post additional collateral or otherwise sell assets at a time when it may not be in the best interest of the Group to do so.

The use of leverage also increases risk as it magnifies the effect of any market price volatility on capital.

All investments present a risk of loss of capital. The maximum risk is determined by the fair value of the financial instruments. The Group's overall market positions are monitored by the Investment Manager and are reviewed by the Board of Directors.

## 13.3 Interest rate risk

Changes in interest rates could negatively affect the value of the Group's investments, which could result in reduced earnings or losses and negatively affect cash flows including the cash available for dividends. The Group will invest in fixed-rate debt investments. Under a normal yield curve, an investment in these instruments will decline in value if interest rates increase. The Group also invests in floating rate debt investments, for which decreases in interest rates will have a negative effect on yield. At December 31,2006 the Group's investments in floating rate residential mortgage securities are tied to one month LIBOR, reset monthly, have a lifetime coupon cap of approximately 150 to 175 basis points over one month Libor and have a weighted average life of 3.5 years to 4.0 years with final legal maturities of 30 years. Decreases in interest rates will increase prepayments and reduce investment duration.

Any excess cash and cash equivalents are invested at short-term market interest rates.

The table below summarizes the Group's exposure to interest rate risk at December 31, 2006. It includes the Group's assets and liabilities at fair values, categorized by the earlier of contractual re-pricing or maturity dates.

| | Up to 1 year | 1-5 years | Non-interest bearing | Total |
|---|---|---|---|---|
| **Assets** | | | | |
| Cash and cash equivalents | $ 39,535 | $ - | $ - | $ 39,535 |
| AFS financial assets | 7,206,597 | - | - | 7,206,597 |
| Other assets | 48,397 | - | 23,079 | 71,476 |
| **Total assets** | $ 7,294,529 | $ - | $ 23,079 | $ 7,317,608 |
| **Liabilities** | | | | |
| Repurchase agreements | $ 6,745,918 | $ - | $ - | $ 6,745,918 |
| Secured revolving loan | 218,300 | - | - | 218,300 |
| Derivative financial instruments | 1,425 | 223 | - | 1,648 |
| Other liabilities | - | - | 79,850 | 79,850 |
| **Total liabilities** | $ 6,965,643 | $ 223 | $ 79,850 | $ 7,045,716 |
| **Interest sensitivity gap for non- derivative items** | $ 330,311 | $ - | $ (56,771) | $ 273,540 |
| **Total interest sensitivity gap** | $ 328,886 | $ (223) | $ (56,771) | $ 271,892 |

(U.S. dollars in thousands, except share amounts)

### 13.3 Interest rate risk (continued)

At December 31, 2006, substantially all interest bearing assets (mortgages and bank loans) were floating rate with reset periods principally monthly. These assets are described in Note 8. At December 31, 2006 these assets were financed with equity, short-term repurchase agreements and a floating rate secured loan with a current monthly reset period. The repurchase agreements and secured loan terms are described in Note 10.

The Group's overall interest sensitivity is monitored by the Group's Investment Manager and is reviewed by the Board of Directors.

### 13.4 Credit risk

The Group takes on exposure to credit risk, which is the risk that a counterparty will be unable to pay amounts in full when due. Impairment provisions are provided for losses that have been incurred by the balance sheet date, if any.

Transactions are settled on a delivery versus payment method using approved counterparties. The risk of default is mitigated, as delivery of securities sold is only made once confirmation of payment has been received. Payment is released on a purchase once the securities have been delivered. The trade will fail if either party fails to meet their obligation.

The Group restricts its exposure to credit losses on the trading derivative instruments it holds by entering into master netting arrangements with approved counterparties The credit risk associated with favorable contracts is reduced by a master netting arrangement to the extent that if an event of default occurs, all amounts with the counterparty are terminated and settled on a net basis. The Group's overall exposure to credit risk on derivative instruments, subject to a master netting arrangement, can change substantially within a short period, as it is affected by each transaction subject to the arrangement.

The Group may invest in both investment grade and non-investment grade securities and non-rated debt. For unrated assets a rating is assigned using an approach agreed with one of the well known rating agencies.

At December 31, 2006 the portfolio by S&P rating category was:

| Rating | |
|---|---|
| AAA | 95.83 % |
| BBB- | 0.01 |
| BB+ | 0.32 |
| BB | 0.46 |
| BB- | 0.69 |
| B+ | 0.83 |
| B | 1.08 |
| B- | 0.39 |
| CCC+ | 0.13 |
| NR | 0.26 |
| Total | 100.00 % |

As of December 31, 2006, the residential mortgage securities portfolio consisted of securities issued by Federal National Mortgage Association (Fannie Mae) and Federal Home Loan Mortgage Corporation (Freddie Mac). Both issuers are United States Government-Sponsored Enterprises and are rated AAA by Moody's Investors Services, Inc., AAA by Standard & Poor's Ratings Service and AAA by Fitch Ratings. Both issuers guarantee that the required payments of principal and interest will be available for distribution to investors on time. Mortgage securities issued by Fannie Mae and Freddie Mac are considered to carry an implied guarantee by the United States Government. Residential mortgage securities issued by Fannie Mae and Freddie Mac are backed by pools of mortgage loans collateralized by residential homes.

(U.S. dollars in thousands, except share amounts)

### 13.4 Credit risk (continued)

Non-agency mortgages and bank loans, including loans underlying the collateralized loan obligation investments, are subject to default risk and at December 31, 2006 represent those investments in the portfolio rated less than AAA. Any overcollateralization of repurchase agreements exposes the Company to default risk by counterparties.

The Group's credit risk is monitored by the Group's Investment Manager and is reviewed by the Board of Directors.

### 13.5 Liquidity risk

Some of the Group's investments may be illiquid and the Group may not be able to vary its portfolio in response to changes in economic and other conditions. The trading volume in the bank loan market has historically been small relative to the market for other securities. The securities that the Group purchases in connection with privately negotiated transactions are not registered under the relevant securities laws, resulting in a prohibition against their transfer, sale, pledge or other disposition except in a transaction that is exempt from the registration requirements. Some of the mortgage-backed securities, all bank loans and the collateralized loan obligation investments that the Group purchases are traded in private, unregistered transactions and are therefore subject to restrictions on resale. Certain investments may have no established trading market. In addition, if the Group is required to liquidate all or a portion of its portfolio quickly, it may realize significantly less than the value at which it previously recorded its investments. Furthermore, the Group may face other restrictions on its ability to liquidate an investment in a business entity to the extent that it or The Carlyle Group has or could be attributed with material non-public information regarding such business entity.

The Group intends to maintain a liquidity cushion of 20% percent of adjusted equity. The purpose of the liquidity cushion is to have cash or near cash investments available to meet potential margin calls on financed security positions. Unencumbered AAA US Agency securities qualify as an eligible investment for purposes of meeting the minimum requirement of equity for the liquidity cushion. Approval from the Investment Committee of the Board of Directors is required to operate below 20% percent of adjusted equity. Adjusted equity is defined as total equity less investments in alternative asset investment funds including but not limited to private equity or debt funds which are not subject to margin requirements. As of December 31, 2006, the Group held a liquidity cushion of 36% of adjusted equity which was $94,236. The liquidity cushion is comprised of:

- cash and cash equivalents of $39,535,
- unencumbered AFS assets of $67,299 less $12,598 of investments in collateralized loan obligation funds.

The Group may from time to time invest in derivative contracts traded over the counter, which are not traded in an organized public market and may be illiquid. As a result, the Group may not be able to liquidate quickly its investments in these instruments at an amount close to their fair value to meet its liquidity requirements or to respond to specific events such as deterioration in the creditworthiness of any particular issuer.

Descriptive detail, including maturities of the December 31, 2006 investments, repurchase agreements and derivative positions is included in Notes 8, 9 and 10.

The Group's liquidity position is monitored by the Investment Manager and is reviewed by the Board of Directors.

### 13.6 Currency risk

The Group holds assets denominated in currencies other than the U.S. dollar, the functional currency. The Group is therefore exposed to currency risk, as the value of the securities denominated in other currencies will fluctuate due to changes in exchange rates. The Group may enter into currency hedging transactions if it is considered to be economically justifiable.

**(U.S. dollars in thousands, except share amounts)**

## 13.6 Currency risk (continued)

The table below summarizes the Group's exposure to currency risks:

**Concentration of assets and liabilities**

| At December 31 | | 2006 |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 557 |
| AFS financial assets | | 6,306 |
| **Liabilities** | | |
| Derivative financial instruments | | 1,648 |

Management does not believe the currency risk to be significant therefore no sensitivity analysis is included.

The Group's currency position is monitored by the Investment Manager and is reviewed by the Board of Directors.

## 14. Related-party transactions

The Group is managed by CIM, an affiliate of The Carlyle Group. CIM is responsible for selecting, evaluating, diligencing, negotiating and structuring, executing, monitoring and exiting investments and managing un-invested capital for the Group. Under the terms of the investment management agreement dated September 20, 2006, CIM is appointed for a one year term which will be automatically renewed for additional one-year terms as of each anniversary thereof unless it is terminated as follows: (1) by CIM at any time upon 180 business days notice or (2) upon the occurrence of (a) a resolution adopted by a majority of the independent members of the Board of Directors and not otherwise affiliated with CIM and (b) a resolution adopted by the holders of at least 66 2/3% of the Shares (excluding any such shares held by affiliates or employees of CIM).

The Group expects CIM to have access to the resources and core competencies of The Carlyle Group, with a specific focus on utilizing the investment knowledge of The Carlyle Group's U.S. High Yield, Mezzanine Debt, Distressed Debt and European Leveraged Finance investment units by directly investing or co-investing in their respective funds, products and other investments.

**Directors**
Directors' fees and expenses for the period from September 12, 2006 (commencement of operations) through December 31, 2006 were approximately $84 and are included within professional services expenses.

**Management Fee**
CIM receives compensation in the form of a management fee payable quarterly, in arrears. The management fee is computed each quarter as an amount equal to the product of (i) 0.4375% (equal to 1.75% per annum) and (ii) the Group's Equity, as defined, in respect of each quarter. For purposes of calculating the management fee, Equity means the sum of the net proceeds from any issuance of the shares, net of issuance costs plus retained earnings prior to any non-cash equity compensation expense incurred in the current or prior periods. The definition of Equity for this calculation excludes fair value adjustments on AFS securities accounted for within fair value reserves in the consolidated statement of changes in equity. Management fees are adjusted for any such fees incurred with respect to investments in other Funds advised by CIM or affiliates of The Carlyle Group. The management fee earned and owed by CIM as of and for the period ended December 31, 2006 was $635.

(U.S. dollars in thousands, except share amounts)

## 14. Related-party transactions (continued)

**Incentive Fee**

CIM is also entitled to receive an incentive fee payable quarterly, in arrears. The incentive fee is computed each quarter as an amount equal to the product of (i) 25% of the dollar amount by which the Group's net income, before accounting for the incentive fee, per weighted average share for such quarter, exceeds an amount equal to the product of (A) the weighted average of the price per Share for all issuances of Shares after deducting any issuance costs and (B) the greater of (1) 2.00% or (2) 0.50% plus one fourth of the Ten Year Treasury Rate for such quarter, and (ii) the weighted average number of shares outstanding during such quarter. Net income for purposes of this calculation is before non-cash equity compensation expense. Incentive fees are adjusted for any such fees incurred with respect to investments in other Funds advised by CIM or affiliates of The Carlyle Group. No incentive fee was earned by CIM or owed by the Group as of and for the period ended December 31, 2006.

**Investment in Affiliated Funds**

At December 31, 2006, the Group held investments in two collateralized loan obligation investment funds managed by affiliates of The Carlyle Group having an aggregate fair value of $12,598.

**Other**

CIM bears all expenses arising out of the performance of its investment advisory responsibilities and duties but is not responsible for any expenses of the Group. CIM is reimbursed for all non-investment advisory related fees and expenses that it incurs on behalf of the Group. The Group is required to pay a portion of rent, telephone, utilities, office furniture, machinery and other office, internal and overhead expenses of The Carlyle Group and its affiliates required for the Group operations. For 2006, the Group agreed to reimburse The Carlyle Group for $55 incurred for office rent, furniture and supplies incurred since inception. CIM overhead allocated to the Group was not charged to the Group in 2006. Because CIM's employees perform certain legal, accounting, due diligence tasks and other services that outside professionals or outside consultants would otherwise perform for the Group, CIM is reimbursed for the cost of performing such services. The actual cost of personnel fully dedicated to the Group was $343.8 for the period from commencement of operations through December 31, 2006. At December 31, 2006, $343.8 was included in accrued expenses for amounts due CIM under these agreements.

For the year ending December 31, 2007, the Group has agreed to reimburse The Carlyle Group $270 for office rent, furniture and supplies and $900 for overhead services that outside professionals would otherwise perform.

Prior to the receipt of the net proceeds upon the initial closing of the Group's private equity placement on October 16, 2006, the Company's investment activities were funded by The Carlyle Group upon issuance of promissory notes aggregating $11,602. These amounts were repaid in full together with interest totaling $49.5 earned at three month LIBOR plus 300 basis points.

At December 31, 2006, Directors of the Company and employees and affiliates of The Carlyle Group owned all the voting share capital and $63,680 of the non-voting share capital of the Company.

(U.S. dollars in thousands, except share amounts)

## 15. Parent company financial information

The following illustrates the financial position of the Company using the same accounting policies of the Group without the effects of consolidating its subsidiaries as of December 31, 2006:

| | | |
|---|---|---|
| **ASSETS** | | |
| **Non-current Assets** | | |
| Available for sale financial assets, at fair value | | |
| Unencumbered | $ | 54,701 |
| Held as collateral | | 6,851,196 |
| Internal use software and other property, at amortized cost | | 3,049 |
| Investment in subsidiaries, at fair value | | 38,894 |
| Total non-current assets | | 6,947,840 |
| **Current Assets** | | |
| Interest receivable | | 12,139 |
| Prepaid expenses and other current assets | | 337 |
| Broker margin account | | 48,397 |
| Cash and cash equivalents | | 39,124 |
| Total current assets | | 99,997 |
| **Total assets** | $ | 7,047,837 |
| **EQUITY** | | |
| Capital and reserves attributable to shareholders | | |
| Share capital | $ | 132 |
| Share premium | | 261,758 |
| Accumulated deficit | | (2,373) |
| Fair value reserves | | 12,325 |
| **Total equity** | $ | 271,842 |
| **LIABILITIES** | | |
| **Current Liabilities** | | |
| Repurchase agreements | $ | 6,745,918 |
| Interest payable | | 21,855 |
| Derivative financial instruments, at fair value through profit and loss | | 1,648 |
| Due to brokers | | 2,070 |
| Accounts payable and accrued expenses | | 4,504 |
| **Total current liabilities** | $ | 6,775,995 |
| **Total equity and liabilities** | $ | 7,047,837 |

**(U.S. dollars in thousands, except share amounts)**

## 16. Reconciliation to U.S. generally accepted accounting principals ("U.S. GAAP")

### 16.1 Reconciliation to net(loss) income under U.S. GAAP

The reconciliation between consolidated net (loss)/income under IFRS and U.S. GAAP for the period from commencement of operations through December 31, 2006 is as follows:

| | | |
|---|---|---|
| Net (loss) in accordance with IFRS | $ | (2,373) |
| AFS fair value reserve adjustment | | 12,325 |
| Net income in accordance with U.S. GAAP | $ | 9,952 |

Changes in the fair value of investments classified as AFS under IFRS are taken into income under U.S. GAAP on the basis of the accounting rules applicable to investment companies.

### 16.2 Reconciliation to equity under U.S. GAAP

The reconciliation between consolidated equity under IFRS and U.S. GAAP as of December 31, 2006 is as follows:

| | | |
|---|---|---|
| Total equity in accordance with IFRS | $ | 271,892 |
| Minority interest | | (50) |
| Total equity in accordance with U.S. GAAP | $ | 271,842 |

Minority interest is classified as a liability under U.S. GAAP. In addition, within total equity fair value reserves related to changes in fair value of AFS financial assets would be included in retained earnings under U.S. GAAP.

### 16.3 Financial highlights under U.S. GAAP

**The following information is required by and prepared in accordance with U.S. GAAP, and does not reflect management's views on the appropriate standards for measuring the Group's investment performance.**

**Total Return Calculation**
Total return is based upon the change in net asset value per share during the period. An individual shareholder's return may differ because of certain factors including the timing of share purchases.

**Supplemental Data Calculation**
The expense ratios are calculated for the Group taken as a whole. The computation of such ratios based on the amount of expenses assessed to an individual shareholder's net assets will vary from these ratios based on the timing of an individual shareholder's share purchases.

(U.S. dollars in thousands, except share amounts)

## 16.3 Financial highlights under U.S. GAAP (continued)

**Per share operating performance (Actual amounts for an ordinary share of stock outstanding throughout the period):**

| | |
|---|---|
| Net asset value, beginning of period | $20.00 |
| Income from investment operations: | |
| Net investment (loss) (2)(7) | (0.01) |
| Net realized gain on investment transactions (7) | 0.68 |
| Net asset value at December 31, 2006 | $20.67 |
| **Total return (1)(3)** | 3.35% |

**Supplemental Data:**

| | |
|---|---|
| **Ratio to average equity: (4)** | |
| Organization costs (3) | 1.44% |
| Interest expense (5) | 118.19% |
| Operating expenses (5) | 7.11% |
| Total expenses | 126.74% |
| Net investment income (6)(7) | 3.10% |
| Net investment income excluding organization costs (5)(7) | 4.54% |

(1) Total return is calculated based on the change in net asset value per share during the period.
(2) Based on average shares outstanding during the period.
(3) Not annualized.
(4) For the period September 12 through October 16, 2006 the Company was capitalized by promissory notes from The Carlyle Group. For purposes of this calculation, equity for this period was represented by the amount of the promissory notes outstanding.
(5) Annualized.
(6) Organization costs included in net investment income ratio were not annualized.
(7) The information presented herein is classified in accordance with U.S. GAAP.

## 17. Subsequent Events

As discussed in Note 12, additional investor capital commitments were closed on January 4, 2007.

On February 15, 2007, the Company passed a special resolution to reduce its share capital. As required under The Companies (Guernsey) Law, 1994 (as amended), an application to proceed with this reduction has been made to the Royal Court in Guernsey. On receipt of Court approval, it is intended that an amount of approximately $550,000 will be transferred from the existing share premium account to a new reserve to assist the Directors in managing the dividend policy discussed in Note 12. The amount to be transferred is comprised of $260,000 of existing share premium and $290,000 of share premium that will be raised from the expected completion of the Company's private placement in 2007.

RECEIVED
JAN -2 P 12:22

# Carlyle Capital Corporation Limited and Subsidiaries

## Consolidated Financial Statements

## December 31, 2006 and March 31, 2007(unaudited)

**Consolidated Financial Statements**
**Carlyle Capital Corporation Limited and Subsidiaries**
**December 31, 2006 and March 31, 2007 (unaudited)**

Index

**Carlyle Capital Corporation Limited and Subsidiaries**
**Consolidated Balance Sheets**
**(U.S. dollars in thousands)**

| | Note | | December 31, 2006 | | March 31,2007 (unaudited) |
|---|---|---|---|---|---|
| **ASSETS** | | | | | |
| **Non-current Assets** | | | | | |
| Available for sale financial assets, at fair value | | | | | |
| Unencumbered | 8 | $ | 67,299 | $ | 161,626 |
| Held as collateral | 8 | | 7,139,298 | | 17,111,266 |
| Internal use software and other property, at amortized cost | 7 | | 3,049 | | 3,826 |
| Total non-current assets | | | 7,209,646 | | 17,276,718 |
| **Current Assets** | | | | | |
| Interest receivable | 2.4 | | 13,484 | | 28,774 |
| Due from brokers | 2.6 | | 6,209 | | 14,857 |
| Prepaid expenses and other current assets | | | 337 | | 276 |
| Broker margin accounts | 5 | | 48,397 | | 1,406 |
| Cash and cash equivalents | 4 | | 39,535 | | 41,081 |
| Total current assets | | | 107,962 | | 86,394 |
| **Total assets** | | $ | 7,317,608 | $ | 17,363,112 |
| **EQUITY** | | | | | |
| Capital and reserves attributable to shareholders | | | | | |
| Share capital | 12 | $ | 132 | $ | 300 |
| Share premium | 12 | | 261,758 | | 38,116 |
| Distributable reserves | 12 | | - | | 550,000 |
| Accumulated (deficit) earnings | 12 | | (2,373) | | 9,187 |
| Fair value reserves | 8 | | 12,325 | | 23,970 |
| Minority interest | 2.1 | | 50 | | 54 |
| **Total equity** | | $ | 271,892 | $ | 621,627 |
| **LIABILITIES** | | | | | |
| **Current Liabilities** | | | | | |
| Repurchase agreements | 10 | $ | 6,745,918 | $ | 16,054,494 |
| Secured revolving loan | 10 | | 218,300 | | 476,400 |
| Interest payable | 10 | | 22,438 | | 20,200 |
| Derivative financial instruments, at fair value through profit and loss | 9 | | 1,648 | | 439 |
| Due to brokers | 2.6 | | 52,908 | | 182,798 |
| Accounts payable and accrued expenses | 11 | | 4,504 | | 7,154 |
| **Total current liabilities** | | $ | 7,045,716 | $ | 16,741,485 |
| **Total equity and liabilities** | | $ | 7,317,608 | $ | 17,363,112 |

The accompanying notes on pages 7 to 36 are an integral part of these consolidated financial statements.

**Carlyle Capital Corporation Limited and Subsidiaries**
**Consolidated Income Statements**
**(U.S. dollars in thousands, except per share amounts)**

| | Note | For the period September 12, 2006 (commencement of operations) through December 31, 2006 | For the three months ended March 31,2007 (unaudited) |
|---|---|---|---|
| **Income** | | | |
| Interest income | 6 | $ 49,027 | $ 137,440 |
| Net change in fair value on financial instruments at fair value through profit or loss | 9 | (2,293) | 227 |
| **Total income** | | 46,734 | 137,667 |
| **Expenses** | | | |
| Interest expense | 10 | 44,628 | 121,172 |
| Management fee | 14 | 635 | 1,686 |
| Incentive fee | 14 | - | 1,330 |
| Professional services | 2.10 | 1,161 | 706 |
| Related party operating expenses | 14 | 399 | 536 |
| Organization costs | 2.9 | 1,793 | - |
| Other operating expenses | 2.10 | 491 | 673 |
| **Total expenses** | | 49,107 | 126,103 |
| **Net ( loss) income** | | (2,373) | 11,564 |
| **Net ( loss) income attributable to:** | | | |
| Minority interest | 2.1 | - | 4 |
| Class B shares | | (2,373) | 11,560 |
| Total net (loss) income | | $ (2,373) | $ 11,564 |
| **Earnings per Class B share – basic and diluted** | 12 | $ (0.39) | $ 0.60 |

The accompanying notes on pages 7 to 36 are an integral part of these consolidated financial statements.

## Carlyle Capital Corporation Limited and Subsidiaries
## Consolidated Statements of Changes in Equity
## (U.S. dollars in thousands)

| For the period September 12, 2006 (commencement of operations) through December 31, 2006 | Share Capital | Share Premium | Accumulated (Deficit) Earnings | Fair Value Reserves | Minority Interest | Distributable Reserves | Total |
|---|---|---|---|---|---|---|---|
| Commencement of operations | $ - | $ - | $ - | $ - | $ - | $ - | $ - |
| Issue of shares, net of share issuance costs | 132 | 261,758 | - | - | - | - | 261,890 |
| Net loss | - | - | (2,373) | - | - | - | (2,373) |
| Minority interest | - | - | - | - | 50 | - | 50 |
| Adjustment to fair value of available for sale financial assets | - | - | - | 12,325 | - | - | 12,325 |
| At December 31, 2006 | 132 | 261,758 | (2,373) | 12,325 | 50 | - | 271,892 |
| **For the three months ended March 31,2007 (unaudited)** | | | | | | | |
| Issue of shares, net of share issuance costs | 168 | 326,358 | - | - | - | - | 326,526 |
| Allocation to distributable reserves | - | (550,000) | - | - | - | 550,000 | - |
| Net income | - | - | 11,560 | - | 4 | - | 11,564 |
| Adjustment to fair value of available for sale financial assets | - | - | - | 11,645 | - | - | 11,645 |
| At March 31, 2007 | $300 | $38,116 | $9,187 | $23,970 | $54 | $550,000 | $621,627 |

The accompanying notes on pages 7 to 36 are an integral part of these consolidated financial statements.

## Carlyle Capital Corporation Limited and Subsidiaries
## Consolidated Cash Flow Statements
## (U.S. dollars in thousands)

| | Note | For the period September 12, 2006 (commencement of operations) through December 31, 2006 | For the three months ended March 31,2007 (unaudited) |
|---|---|---|---|
| **Cash flows from operating activities** | Note | | |
| Net (loss) income | | $ (2,373) | $ 11,564 |
| Adjustments to reconcile net (loss) income to net cash used in operating activities: | | | |
| Interest income (including net premium/discount amortization of $184 and $258) | 6 | (49,027) | (137,440) |
| Interest expense | 10 | 44,628 | 121,172 |
| Purchases of available for sale financial assets | 8 | (7,289,341) | (10,365,735) |
| Proceeds from disposal of available for sale financial assets | 8 | 22,030 | 71,442 |
| Proceeds from paydowns of available for sale financial assets | 8 | 73,178 | 240,071 |
| Realized gain on available for sale financial assets | | - | (279) |
| (Funding to)/receipts from broker margin accounts, net | 5 | (48,397) | 46,991 |
| Unrealized loss/(gain) on financial instruments at fair value through profit and loss | 9 | 1,648 | (1,616) |
| Interest received | | 35,543 | 122,408 |
| Interest paid | | (22,190) | (123,410) |
| Increase in amount due to/from brokers, net | 2.6 | 46,699 | 121,242 |
| Increase in accounts payable and accrued expenses | 11 | 4,504 | 1,256 |
| (Increase) decrease in prepaid expenses | | (337) | 61 |
| Depreciation/amortization of internal use software and other property | 7 | 186 | 196 |
| Other, net | | (139) | - |
| Net cash used in operating activities | | (7,183,388) | (9,892,077) |
| **Cash flows from investing activities** | | | |
| Investment in internal use software and other property | 7 | (3,235) | (973) |
| Net cash used in investing activities | | (3,235) | (973) |
| **Cash flows from financing activities:** | | | |
| Proceeds from share issuance | 12 | 263,080 | 336,920 |
| Share issuance cost (before accrual of $0 and $1,394) | 12 | (1,190) | (9,000) |
| Proceeds from repurchase agreements, net | 10 | 6,745,918 | 9,308,576 |
| Proceeds from secured revolving loan | 10 | 218,300 | 258,100 |
| Proceeds from minority interest investment | 2.1 | 50 | - |
| Net cash provided by financing activities | | 7,226,158 | 9,894,596 |
| Net increase in cash and cash equivalents | | 39,535 | 1,546 |
| Cash and cash equivalents, beginning of period | | - | 39,535 |
| Cash and cash equivalents, end of period | 4 | $ 39,535 | $ 41,081 |

The accompanying notes on pages 7 to 36 are an integral part of these consolidated financial statements.

**(U.S. dollars in thousands, except share amounts)**

## 1. Organization

Carlyle Capital Corporation Limited (the "Company") is a closed-end investment fund domiciled and registered as a limited company under the laws of Guernsey, Channel Islands, which seeks to achieve risk-adjusted returns primarily through current income and to a lesser extent capital appreciation, by investing in a diversified portfolio of fixed income investments. The Company plans to invest in the following eight fixed income asset classes: (i) residential mortgage-backed securities, principally in high investment grade-rated risk classes; (ii) asset-backed securities in a variety of asset classes, principally in high investment grade-risk classes; (iii) high yield bonds; (iv) bank loans; (v) mezzanine debt; (vi) distressed debt; (vii) debtor-in-possession and non-performing loan opportunities; and (viii) derivatives of these asset classes, including credit derivatives, and various hedging instruments such as futures. Additionally, the Company intends to invest in private equity opportunities, although the Company expects that such private equity investments will not exceed 5% of the Company's total equity and will in no event exceed 10% of the Company's total equity.

The Company was registered on the Island of Guernsey on August 29, 2006 and commenced operations on September 12, 2006. Carlyle Capital Delaware L.L.C. ("CCD") is 99.5% owned by the Company and was incorporated in the state of Delaware, U.S. on September 18, 2006. The primary purpose of CCD is to hold the Company's direct or indirect investments in stock issued by non-US companies to the extent such companies would be treated as corporations for US income tax purposes. Carlyle Capital Cayman Ltd. ("CC Cayman"), a wholly owned subsidiary of the Company, and its wholly owned subsidiary Carlyle Capital Investment Ltd. ("CCIL") were each incorporated on September 29, 2006 in the Cayman Islands as exempt limited companies. CC Cayman's primary purpose is to hold the Company's investment in CCIL. CCIL's primary purpose is to hold the Company's investments in US high yield investments to the extent such investments are held in a separately managed account. The Company and its subsidiaries are collectively referred to as the "Group".

Carlyle Investment Management L.L.C. ("CIM" or the "Investment Manager") manages the Company pursuant to a management agreement (the "Management Agreement"). CIM is a registered investment adviser under the Investment Advisers Act of 1940 and is an affiliate of T.C. Group, L.L.C. (T.C. Group, L.L.C. and its affiliates, collectively, "The Carlyle Group"). Mourant Guernsey Limited and/or its affiliates (the "Guernsey Administrator") has been engaged to carry out certain day-to-day administrative activities for the Group.

The December 31, 2006 and March 31, 2007 consolidated financial statements were authorized for issue by the Board of Directors on February 15, 2007 and April 26, 2007, respectively.

## 2. Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below.

### 2.1 Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union ("IFRS") . The financial statements have been prepared on the historical cost convention, as modified by the revaluation to fair value of available for sale ("AFS") financial assets, financial liabilities and derivative financial instruments through profit and loss.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. Management makes estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Management's estimates are based on historical experience and other factors, including expectations of future events that management believes to be reasonable under the circumstances. It also requires management to exercise its judgment in the process of applying the Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are

**(U.S. dollars in thousands, except share amounts)**

## 2.1 Basis of preparation (continued)

significant to the consolidated financial statements are the fair valuations of financial instruments described in Notes 2.4, 8 and 9. Actual results could differ from these estimates.

The consolidated financial statements of the Group include the accounts of the Company and its majority owned or controlled subsidiaries. All significant inter-entity transactions have been eliminated in consolidation. Minority interest reflects the 0.5% interest in CCD which is owned by CIM. Minority interest is recorded as a component of equity. The minority's allocable share of net loss for the period ended December 31, 2006 was insignificant and the allocable share of net income for the period ended March 31, 2007 was $4.

The consolidated financial statements for the quarter ended March 31, 2007 have been prepared in accordance with IAS 34, "Interim Financial Reporting". The interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the period ended December 31, 2006 contained herein.

**Standards Early Adopted by the Group**
IFRS 7, Financial Instruments: Disclosures, and the complementary Amendment to IAS 1, Presentation of Financial Statements - Capital Disclosures, have been early adopted in 2006. IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks from financial instruments including specified minimum disclosure about credit risk, liquidity risk and market risk including sensitivity to market risk. The amendment to IAS 1 introduces disclosures about the level of an entity's capital and how it manages capital. This standard does not have any impact on the classification and valuation of the Group's financial instruments.

**Standards and Interpretations Not Yet Effective**
Management has evaluated the following standards and interpretations and believes that they are not relevant or will not have a significant effect on the Group.

- IFRS 8
- IFRIC 7-12

## 2.2 Segment - reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

At December 31, 2006 and March 31, 2007, the Group has invested in residential mortgage-backed securities, bank loans, mezzanine securities and loans and collateralized loan obligation investment funds as disclosed in Note 8. All investments have been in U.S. issues and denominated in U.S. dollars except for investments in collateralized loan obligation investment funds and certain derivatives.

## 2.3 Foreign currency translation

*(a) Functional and presentation currency*
For the foreseeable future, the majority of the investments are expected to be denominated in U.S. dollars. The performance of the Company is measured and reported to investors in U.S. dollars. Management considers the U.S. dollar as the currency which most faithfully represents the economic effects of the underlying transactions, events and conditions. The Company's functional and presentation currencies are the U.S. dollar.

(b) *Transactions and balances*
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and

## 2.3 Foreign currency translation (continued)

from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated income statement. Changes in the fair value of monetary securities (i.e. debt securities) denominated in foreign currency and classified as available for sale are analyzed between translation differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in the amortized cost are recognized in profit or loss, and other changes in the carrying amount are recognized in the fair value reserve in equity. Translation differences on non-monetary items (i.e. equity securities), denominated in foreign currency and classified as available for sale, are included in fair value reserves in equity.

## 2.4 Financial assets and liabilities at fair value

The Group primarily classifies its investments as AFS financial assets and classifies its derivative financial instruments as financial assets and financial liabilities at fair value through profit or loss. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and periodically re-evaluates.

**Available-for-sale financial assets**
AFS investments are those intended to be held for an indefinite period of time and that may be sold in response to needs for liquidity or changes in interest rates, exchange rates or investment prices. The Group is not engaged in active trading of financial assets, liabilities or instruments.

Purchases and sales of investments are recognized on trade-date – the date on which the Group commits to purchase or sell the investments. Investments are initially recognized at fair value plus transaction costs and are subsequently carried at fair value. Investments are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

Gains and losses arising from changes in fair value are recognized directly in equity until the AFS financial asset is derecognized or impaired. At this time, the cumulative gain or loss previously recognized in equity is transferred to the consolidated income statement. Gains/losses on sales of AFS investments are determined on the first in-first out method.

Interest income is recognized on the accrual basis. Premiums and discounts on fixed income securities are amortized using the effective interest method over the expected lives of the securities. Paydown gains and losses on mortgage and asset-backed securities are included in interest income. Dividend income is recognized when the right to receive payment is established at the ex-dividend date.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset is impaired. In the case of AFS investments, a significant or prolonged decline in the fair value of the investment below its cost is considered in determining impairment. If evidence of impairment exists, the cumulative loss previously recognized in equity is removed from equity and recognized in the consolidated income statement. If, in a subsequent period, the fair value of a debt instrument classified as AFS increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the consolidated income statement, the impairment loss is reversed through the consolidated income statement.

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the bid price; the quoted market price used for financial liabilities is the ask price.

The fair value of financial instruments that are not traded in an active market is determined by using a variety of methods and makes assumptions that are based on market conditions existing at the balance sheet date. Valuation

## 2.4 Financial assets and liabilities at fair value (continued)

methods used include the use of comparable recent arm's length transactions, discounted cash flow analysis, pricing models and other valuation techniques commonly used by market participants.

**Derivative Financial Instruments at Fair Value through Profit and Loss**
Derivatives are categorized as financial assets or financial liabilities held for trading and, accordingly, the Group recognizes fair value adjustments on derivatives in the consolidated income statement in the period in which they arise. The Group does not classify any derivatives as hedges except for certain foreign exchange contracts.

The Group invests in derivative financial instruments that are not traded on an organized exchange. Derivatives are initially recognized at fair value on the trade date when the derivative contract is entered into and are subsequently re-measured at their fair value. The best evidence of the fair value of a derivative at initial recognition is the transaction price (i.e., the fair value of the consideration given or received). Subsequent fair values are obtained from broker dealers and/or internal and external pricing models using quoted inputs. These inputs may include specific yield and volatility curves. The fair value process includes the assessment of any credit risk associated with such positions. When external pricing sources are not available or deemed inappropriate, fair values can be obtained from recent trading activity or by incorporating other relevant information that may not have been reflected in pricing obtained from external sources. The types of derivatives entered into by the Group include forward commitment contracts and swap contracts. Forward contracts are over-the-counter contracts for delayed delivery of securities or currency in which the buyer agrees to buy and the seller agrees to deliver a specified security or currency at a specified price on a specified date. During the period the forward contract is open, changes in the value of the contract are recognized as unrealized gains or losses. When the forward contract is closed, the Company records a realized gain or loss equal to the difference between the proceeds from (or cost of) the closeout of the contract and the original contract price. Swap contracts involve the exchange by one party with another party of their respective commitments to pay or receive interest, effective return, total return or other referenced returns or amounts over the life of the agreements. The amounts to be paid or received on swaps are recognized as realized gain or loss over the life of the agreements. A realized gain or loss is recorded upon early termination of swap agreements.

Unrealized and realized gain/loss on derivatives are included within net change in fair value on financial instruments at fair value through profit and loss in the consolidated income statement. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative except when offset as described in Note 2.5.

The Company is required to post margin for derivative contracts entered into. The margin varies based on counterparty and the details of the underlying contract.

**Hedging**
The Group designates certain derivatives as either:
a) hedges of the fair value of recognized assets or liabilities or a firm commitment (fair value hedge); or
b) hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction(cash flow hedge)

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives. The Group also documents its assessment of whether the derivatives used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

(a) Fair value hedge
A fair value hedge is a hedge of the exposures to changes in the fair value of a recognized asset or liability. In a fair value hedge, the gain or loss from remeasuring the hedging instrument at fair value is recognized immediately in the consolidated income statement. At the same time when remeasuring the recognized asset or liability related to the fair value hedge, that would normally be recognized in equity under AFS, movements attributable to the hedged risk are also recognized immediately in the income statement. This ensures that the fair value movement attributable to the

## 2.4 Financial assets and liabilities at fair value (continued)

hedged risk on the asset or liability is offset in the consolidated income statement against the value change on the derivative.

(b) Cash flow hedge
A cash flow hedge is a hedge of the exposure to variability in cash flows from a recognized asset or liability. The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized in equity. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated income statement. When a hedging instrument expires or is sold, or when the derivative no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity remains in equity and is recognized in income when the forecast transaction is ultimately recognized. When a forecast transaction is no longer expected to occur, the cumulative gain or loss remaining in equity is immediately transferred to the consolidated income statement.

For the period from commencement of operations through December 31, 2006 and for the three months ended March 31, 2007, the Group has only utilized fair value hedge accounting for hedging foreign exchange risk on foreign currency denominated AFS investments.

**Repurchase Agreements**
The Group utilizes repurchase agreements to borrow against applicable assets in the investment portfolio. Under these agreements, the Group will sell assets to the repurchase agreement counterparty and agree to repurchase the same asset at a price equal to the original sale price plus accrued interest. These agreements are accounted for as debt, secured by the underlying asset. During the term of a repurchase agreement, the Group earns the principal and interest on the related securities and pays interest to the repurchase counterparty. The Group maintains formal relationships with a number of financial institutions for the purpose of maintaining repurchase agreements on market competitive terms. Because the Group borrows under repurchase agreements based on the estimated fair value of its pledged investments, the Group's ongoing ability to borrow under its repurchase facilities may be limited and its lenders may initiate margin calls in the event interest rates change or the value of its pledged securities decline as a result of adverse changes in interest rates or credit spreads. Repurchase agreements are carried at their contractual amounts which management believes is the best estimate of fair value. Accrued interest payable is recorded separately.

## 2.5 Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the consolidated balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

## 2.6 Due from/to brokers

Amounts due from brokers represent receivables for securities sold and amounts due to brokers represent payables for securities purchased that have been contracted for but not yet settled or delivered on the balance sheet date.

## 2.7 Cash and cash equivalents

Cash and cash equivalents include cash deposits held at call with banks/brokers and other short-term highly liquid investments with original maturities of three months or less.

(U.S. dollars in thousands, except share amounts)

### 2.8 Internal use software and other property

Internal use software and other property are stated at historical cost net of accumulated depreciation and amortization. Depreciation is provided using the straight-line method over the estimated useful lives of the assets ranging from three to five years. Costs of additions and improvements are capitalized and repairs and maintenance are charged to expense as incurred. Upon sale or retirement of property, the costs and related accumulated depreciation are eliminated from the consolidated balance sheet, and any resulting gain or loss is reflected in the consolidated income statement. The Group capitalizes costs incurred to license and implement software for internal-use. Such costs are amortized over periods ranging from three to five years.

### 2.9 Organization costs

Costs incurred with the formation of the Group apart from incremental share offering costs are expensed as incurred.

### 2.10 Operating expenses

Operating expenses are recorded on the accrual basis as incurred.

### 2.11 Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction from the proceeds.

### 2.12 Dividend distribution

Dividend distributions to Company shareholders are recorded as a liability in the period they are approved by the Board of Directors.

### 2.13 Taxation

The Company is registered in Guernsey as an exempt company. The States of Guernsey Income Tax Authority has granted the Company exemption from Guernsey income tax under the provision of the Income Tax (Exempt Bodies) (Guernsey) Ordinance 1989 and the Company has been charged an annual exemption fee of £600. The Company expects to be treated as a passive foreign investment corporation. The Company intends to operate in such a manner so as not to be subject to U.S. federal income taxes. Income derived by the Company and its subsidiaries may be subject to withholding taxes imposed by the U.S. or other countries. Certain types of period income (including but not limited to dividends) from sources inside the U.S. are subject to U.S. withholding tax at a rate of 30%. There were no withholding taxes incurred by the Company for the period from commencement of operations through December 31, 2006 and for the three months ended March 31, 2007.

## 3. Critical accounting estimates and judgments

**Critical accounting estimates and assumptions**
Management makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a higher risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year include the fair value of financial instruments discussed further in Notes 2.4, 8 and 9.

**Critical judgments**
Management considers the U.S. dollar the currency that most faithfully represents the economic effect of the underlying transactions, events and conditions. The U.S. dollar is the currency in which the Company measures its performance and reports its results, as well as the currency in which it receives capital.

(U.S. dollars in thousands, except share amounts)

## 4. Cash and cash equivalents

Cash and cash equivalents comprise the following balances with original maturities of three months or less:

| | December 31, 2006 | March 31, 2007 (unaudited) |
|---|---|---|
| Cash at bank/brokers | $ 3,535 | $ 2,081 |
| Overnight deposits at bank/brokers | 36,000 | 39,000 |
| Total | $ 39,535 | $ 41,081 |

## 5. Broker margin accounts

Margin accounts represent cash deposits held with brokers and collateral for open derivative contracts.

## 6. Interest income

Interest income was comprised of the following:

| | September 12, 2006 (commencement of operations) through December 31, 2006 | For the three months ended March 31,2007 (unaudited) |
|---|---|---|
| Cash and cash equivalents | $ 389 | $ 940 |
| AFS financial assets | 48,464 | 136,465 |
| Broker margin accounts | 174 | 35 |
| Total | $ 49,027 | $ 137,440 |

## 7. Internal use software and other property

Internal use software and other property consists of the following:

| | December 31, 2006 | March 31,2007 (unaudited) |
|---|---|---|
| Computer software | $ 3,163 | $ 4,136 |
| Computer hardware | 72 | 72 |
| Less: Accumulated depreciation and amortization | (186) | (382) |
| Total | $ 3,049 | $ 3,826 |

Depreciation and amortization expense was $186 and $196 for the period from September 12, 2006 (commencement of operations) through December 31, 2006, and for the three months ended March 31, 2007, respectively.

**(U.S. dollars in thousands, except share amounts)**

## 8. Available for sale financial assets at fair value

The following table summarizes the Group's securities classified as AFS at December 31, 2006:

| Description | Amortized Cost | Gross Unrealized Gains | Gross Unrealized (Losses) | Fair Value |
|---|---|---|---|---|
| Residential mortgage-backed securities | $ 6,894,387 | $ 11,815 | $ (306) | $ 6,905,896 |
| Bank loans | 287,624 | 692 | (213) | 288,103 |
| Collateralized loan obligation investment funds | 11,971 | 627 | - | 12,598 |
| Total | $ 7,193,982 | $ 13,134 | $ (519) | $ 7,206,597 |

Recognized gains from the de-recognition of AFS securities for the period from commencement of operations through December 31, 2006 was approximately $32.

The following table summarizes the Group's securities classified as AFS at March 31, 2007 (unaudited):

| Description | Amortized Cost | Gross Unrealized Gains | Gross Unrealized (Losses) | Fair Value |
|---|---|---|---|---|
| Residential mortgage-backed securities | $ 16,461,274 | $ 23,422 | $ (855) | $ 16,483,841 |
| Bank loans | 745,206 | 1,554 | (971) | 745,789 |
| Collateralized loan obligation investment funds | 34,343 | 1,501 | | 35,844 |
| Mezzanine securities | 7,402 | 17 | (1) | 7,418 |
| Total | $ 17,248,225 | $ 26,494 | $ (1,827) | $17,272,892 |

Recognized gains from the de-recognition of AFS securities for the three months ended March 31, 2007 was approximately $279.

| | September 12, 2006 (commencement of operations) through December 31, 2006 | For the three months ended March 31,2007 (unaudited) |
|---|---|---|
| **Fair value reserves:** | | |
| Balance at beginning of period | $ - | $ 12,325 |
| Revaluation | 12,615 | 12,052 |
| Foreign exchange translation gain transferred to the consolidated income statements | (290) | (407) |
| **Total** | $ 12,325 | $ 23,970 |

**(U.S. dollars in thousands, except share amounts)**

## 8. Available for sale financial assets at fair value (continued)

AFS financial assets at December 31, 2006 consist of the following:

**Residential Mortgage-Backed Securities**

| Principal | Description | Fair Value |
|---|---|---|
| $ 68,849 | Federal Home Loan Mortgage Corporation Flt. Rate 5.77%, 9/15/2036 | $ 69,044 |
| 137,640 | Federal Home Loan Mortgage Corporation Flt. Rate 5.77%, 9/15/2036 | 138,060 |
| 116,836 | Federal Home Loan Mortgage Corporation Flt. Rate 5.75%, 9/15/2036 | 117,116 |
| 157,495 | Federal Home Loan Mortgage Corporation Flt. Rate 5.8%, 5/15/2036 | 157,728 |
| 495,005 | Federal Home Loan Mortgage Corporation Flt. Rate 5.81%, 10/15/2036 | 496,441 |
| 98,224 | Federal Home Loan Mortgage Corporation Flt. Rate 5.8%, 10/15/2036 | 98,469 |
| 171,002 | Federal Home Loan Mortgage Corporation Flt. Rate 5.73%, 11/15/2036 | 171,417 |
| 99,625 | Federal Home Loan Mortgage Corporation Flt. Rate 5.7%, 11/15/2036 | 99,864 |
| 49,633 | Federal Home Loan Mortgage Corporation Flt. Rate 5.7%, 11/15/2036 | 49,687 |
| 297,144 | Federal Home Loan Mortgage Corporation Flt. Rate 5.75%, 11/15/2036 | 297,470 |
| 64,540 | Federal Home Loan Mortgage Corporation Flt. Rate 5.7%, 11/15/2036 | 64,634 |
| 119,224 | Federal Home Loan Mortgage Corporation Flt. Rate 5.78%, 5/15/2036 | 119,717 |
| 25,460 | Federal Home Loan Mortgage Corporation Flt. Rate 5.75%, 10/15/2036 | 25,537 |
| 36,658 | Federal Home Loan Mortgage Corporation Flt. Rate 5.69%, 10/15/2036 | 36,712 |
| 298,830 | Federal Home Loan Mortgage Corporation Flt. Rate 5.81%, 11/15/2036 | 299,604 |
| 49,093 | Federal Home Loan Mortgage Corporation Flt. Rate 5.78%, 9/15/2036 | 49,231 |
| 49,093 | Federal Home Loan Mortgage Corporation Flt. Rate 5.78%, 9/15/2036 | 49,231 |
| 44,184 | Federal Home Loan Mortgage Corporation Flt. Rate 5.78%, 9/15/2036 | 44,328 |
| 298,141 | Federal Home Loan Mortgage Corporation Flt. Rate 5.7%, 11/15/2036 | 298,429 |
| 42,915 | Federal Home Loan Mortgage Corporation Flt. Rate 5.71%, 11/15/2036 | 42,974 |

**(U.S. dollars in thousands, except share amounts)**

## 8. Available for sale financial assets at fair value (continued)

| | | |
|---|---|---|
| $ 44,303 | Federal Home Loan Mortgage Corporation Flt. Rate 5.69%, 11/15/2036 | $ 44,339 |
| 397,373 | Federal Home Loan Mortgage Corporation Flt. Rate 5.67%, 11/15/2036 | 397,559 |
| 29,494 | Federal Home Loan Mortgage Corporation Flt. Rate 5.77%, 9/15/2036 | 29,584 |
| 111,583 | Federal Home Loan Mortgage Corporation Flt. Rate 5.75%, 11/15/2036 | 111,739 |
| 53,808 | Federal Home Loan Mortgage Corporation Flt. Rate 5.8%, 6/15/2036 | 54,082 |
| 37,453 | Federal Home Loan Mortgage Corporation Flt. Rate 5.8%, 9/15/2035 | 37,634 |
| | **Total Federal Home Loan Mortgage Corporation Securities (amortized cost of $3,394,728)** | 3,400,630 |
| 97,491 | Federal National Mortgage Association Flt. Rate 5.77%, 10/25/2036 | 97,737 |
| 97,236 | Federal National Mortgage Association Flt. Rate 5.77%, 10/25/2036 | 97,559 |
| 47,851 | Federal National Mortgage Association Flt. Rate 5.75%, 10/25/2036 | 48,009 |
| 122,612 | Federal National Mortgage Association Flt. Rate 5.77%, 10/25/2036 | 122,922 |
| 104,533 | Federal National Mortgage Association Flt. Rate 5.77%, 10/25/2036 | 104,881 |
| 98,486 | Federal National Mortgage Association Flt. Rate 5.77%, 10/25/2036 | 98,744 |
| 148,322 | Federal National Mortgage Association Flt. Rate 5.76%, 11/25/2036 | 148,608 |
| 197,056 | Federal National Mortgage Association Flt. Rate 5.75%, 11/25/2036 | 197,633 |
| 53,288 | Federal National Mortgage Association Flt. Rate 5.77%, 11/25/2036 | 53,460 |
| 74,013 | Federal National Mortgage Association Flt. Rate 5.84%, 11/25/2036 | 74,219 |
| 246,711 | Federal National Mortgage Association Flt. Rate 5.83%, 11/25/2036 | 247,384 |
| 131,934 | Federal National Mortgage Association Flt. Rate 5.73%, 12/25/2036 | 132,180 |
| 109,394 | Federal National Mortgage Association Flt. Rate 5.73%, 11/25/2036 | 109,654 |
| 68,750 | Federal National Mortgage Association Flt. Rate 5.8%, 11/25/2036 | 68,893 |

(U.S. dollars in thousands, except share amounts)

**8. Available for sale financial assets at fair value (continued)**

| | | |
|---|---|---|
| $ 49,505 | Federal National Mortgage Association Flt. Rate 5.7%, 12/25/2036 | $ 49,560 |
| 55,647 | Federal National Mortgage Association Flt. Rate 5.75%, 10/25/2036 | 55,819 |
| 81,070 | Federal National Mortgage Association Flt. Rate 5.69%, 11/25/2036 | 81,187 |
| 396,651 | Federal National Mortgage Association Flt. Rate 5.71%, 12/25/2036 | 397,279 |
| 52,292 | Federal National Mortgage Association Flt. Rate 5.73%, 12/25/2036 | 52,389 |
| 19,574 | Federal National Mortgage Association Flt. Rate 5.75%, 10/25/2036 | 19,635 |
| 124,212 | Federal National Mortgage Association Flt. Rate 5.71%, 12/25/2036 | 124,385 |
| 59,526 | Federal National Mortgage Association Flt. Rate 5.71%, 12/25/2036 | 59,609 |
| 95,713 | Federal National Mortgage Association Flt. Rate 5.8%, 8/25/2036 | 95,956 |
| 39,639 | Federal National Mortgage Association Flt. Rate 5.7%, 5/25/2036 | 39,678 |
| 74,443 | Federal National Mortgage Association Flt. Rate 5.8%, 12/25/2036 | 74,692 |
| 24,594 | Federal National Mortgage Association Flt. Rate 5.71%, 12/25/2036 | 24,633 |
| 70,093 | Federal National Mortgage Association Flt. Rate 5.75%, 6/25/2036 | 70,201 |
| 102,214 | Federal National Mortgage Association Flt. Rate 5.75%, 6/25/2036 | 102,600 |
| 108,660 | Federal National Mortgage Association Flt. Rate 5.75%, 6/25/2036 | 109,018 |
| 87,537 | Federal National Mortgage Association Flt. Rate 5.75%, 6/25/2036 | 87,811 |
| 250,000 | Federal National Mortgage Association Flt. Rate 5.72%, 12/25/2036 | 250,000 |
| 29,464 | Federal National Mortgage Association Flt. Rate 5.8%, 11/25/2036 | 29,525 |
| 69,160 | Federal National Mortgage Association Flt. Rate 5.8%, 6/25/2036 | 69,516 |
| 109,711 | Federal National Mortgage Association Flt. Rate 5.75%, 6/25/2036 | 109,890 |
| | **Total Federal National Mortgage Association Securities (amortized cost of $3,499,659)** | 3,505,266 |

**(U.S. dollars in thousands, except share amounts)**

## 8. Available for sale financial assets at fair value (continued)

| | | |
|---|---|---|
| | **Total Residential Mortgage-Backed Securities (amortized cost of $6,894,387)** | **$ 6,905,896** |
| | **Bank Loans** | |
| | Ford Motor Company Term Loan B | |
| $ 16,400 | 12/15/2013, 8.36% | 16,428 |
| 273,196 | Other | 271,675 |
| | **Total Bank Loans (amortized cost of $287,624)** | **288,103** |
| | **Collateralized Loan Obligation Investment Funds** (individually less than 5% of total equity; cost of $11,971 which includes € 5,000) | **12,598** |
| | **Total Available for Sale Securities (cost of $7,193,982)** | **$ 7,206,597** |

The following table summarizes the Group's securities classified as AFS at March 31, 2007(unaudited):

| Principal | Description | Fair Value |
|---|---|---|
| $6,525,683 | Federal Home Loan Mortgage Corporation Weighted Avg. Floating Rate 5.70%, Weighted Avg. Legal Maturity Date 2037 (amortized cost of $6,527,489) | $6,538,070 |
| 9,930,795 | Federal National Mortgage Association Weighted Avg. Floating Rate 5.70%, Weighted Avg. Legal Maturity date 2037 (amortized cost of $9,933,785) | 9,945,771 |
| | **Total Residential Mortgage Backed Securities (amortized cost of $16,461,274)** | **16,483,841** |
| 742,504 | **Total Bank Loans (amortized cost of $745,206)** | **745,789** |
| | **Collateralized Loan Obligation Investment Funds (cost of $34,343 which includes € 22,000)** | **35,844** |
| 7,127 | **Mezzanine Debt Securities (amortized cost of $7,033)** | **7,032** |
| | **Equity securities obtained in conjunction with mezzanine debt transactions (cost of $369)** | **386** |
| | **Total Available for Sale Securities (cost of $17,248,225)** | **$17,272,892** |

**(U.S. dollars in thousands, except share amounts)**

## 8. Available for sale financial assets at fair value (continued)

The fair value and cost of AFS financial assets without readily determinable market prices was $12,598 and $11,971, respectively, at December 31, 2006. The fair value and cost of AFS financial assets without readily determinable market prices at March 31,2007 was $43,262 and $41,745, respectively. Fair value for all other AFS financial assets was determined from quoted market prices at December 31, 2006 and March 31, 2007

At December 31, 2006 and March 31, 2007 the carrying amount of AFS financial assets pledged as collateral for open repurchase agreements was $6,851,196 and $16,365,477, respectively.

At December 31, 2006 and March 31, 2007 the Group had unfunded commitments of $2,494 and $10,013, respectively, related to revolving and delayed draw loan investments.

At March 31, 2007 there was an unfunded commitment of $75 million to CSP II, an affiliated investment fund.
The Company has also agreed to subscribe for a 10% interest in each of the remaining investments to be made by Carlyle Mezzanine Partners, an affiliated entity.

Bank loan industry concentrations exceeding 5% of total equity were:

| Industry | December 31, 2006 | March 31, 2007 (unaudited) |
|---|---|---|
| Automotive | $ 31,486 | $ 51,469 |
| Beverage, food and tobacco | * | 50,844 |
| Broadcast radio and television | 18,156 | 94,885 |
| Buildings and real estate | * | 47,397 |
| Cable television | 19,915 | * |
| Chemical/plastics | 18,633 | * |
| Conglomerates | 16,956 | * |
| Electronics/electric | 25,150 | 55,288 |
| Healthcare | 26,630 | 93,488 |
| Publishing | 30,962 | 63,665 |
| Utilities | 24,623 | 80,102 |

* Concentration less than 5% of total equity.

## 9. Financial instruments at fair value through profit or loss

The Group's derivative financial instruments at December 31, 2006 are detailed below:

| | Currency | Contract/ notional (local currency in thousands) | Fair Value |
|---|---|---|---|
| **Derivatives** | | | |
| **Interest Rate Swaps** | | | |
| Maturity Date: 9/28/2007 | SEK | 1,464,000 | $(438) |
| Maturity Date: 10/5/2007 | SEK | 2,196,000 | (218) |
| Maturity Date: 10/10/2007 | SEK | 1,464,000 | (159) |
| Maturity Date: 11/9/2007 | SEK | 1,430,000 | (111) |
| Maturity Date: 11/15/2007 | NOK | 1,274,000 | (499) |
| **Total Interest Rate Swaps** | | | (1,425) |
| **FX Forward** | | | |
| Maturity Date: 10/23/2008 | EUR | 5,000 | (223) |
| **Total** | | | $(1,648) |

The Group's derivative financial instruments at March 31, 2007 (unaudited) are detailed below:

| | Currency | Contract/ notional (local currency in thousands) | Fair Value |
|---|---|---|---|
| **FX Forwards** | | | |
| Maturity Date: 10/23/2008 | EUR | 5,000 | $(268) |
| Maturity Date: 2/26/2010 | EUR | 17,000 | (171) |
| **Total** | | | $(439) |

The open foreign exchange forwards at December 31, 2006 and March 31, 2007 have been designated by management as fair value hedges of the Company's investment in Euro denominated collateralized loan obligation investment funds.

As of January 12, 2007 all of the Group's interest rate swaps held at December 31, 2006 were terminated.

**(U.S. dollars in thousands, except share amounts)**

## 9. Financial instruments at fair value through profit or loss (continued)

Gains and losses recognized in relation to financial instruments at fair value through profit or loss were as follows:

| | September 12, 2006 (commencement of operations) through December 31, 2006 | For the three months ended March 31,2007 (unaudited) |
|---|---|---|
| **Gains/(losses)** | | |
| – realized (loss) – closed derivative positions | $ (967) | $ (1,668) |
| – unrealized (loss) gain – open derivative positions | (1,648) | 1,209 |
| – realized gain – closed AFS positions | 32 | 279 |
| – unrealized gain - foreign exchange translation on hedged AFS investment | 290 | 407 |
| **Total net( loss) gain** | $ (2,293) | $ 227 |

## 10. Borrowings

The Group leverages its portfolio of securities primarily through the use of repurchase agreements and borrowings under a secured revolving credit facility. At December 31, 2006, and at March 31, 2007 the Group had $6,745,918 and $16,054,494 outstanding as borrowings under repurchase agreements with a weighted average borrowing rate of 5.31% and 5.30%, a weighted average remaining maturity of 12 and 22 days and accrued interest payable of $21,855 and $19,280, respectively. The collateral for these borrowings which was held by counterparties at December 31, 2006 and March 31, 2007 was comprised of Group-owned securities with a fair value of $6,851,195 and $16,365,477, respectively. Interest expense for the period ended December 31, 2006 and the three months ended March 31, 2007 was $43,371 and $116,657, respectively.

**Repurchase agreements at December 31, 2006**

| Contract Amount | Description | Fair Value |
|---|---|---|
| $ 216,427 | Bear Stearns & Co. Inc., 5.31%, dated 12/26/2006, due 1/25/2007, collateralized by U.S. Government Agency Securities | $ 216,427 |
| 744,185 | Banc of America Securities L.L.C., 5.31%, dated 11/30/2006, due 1/4/2007, collateralized by U.S. Government Agency Securities | 744,185 |
| 490,009 | Banc of America Securities L.L.C., 5.31%, dated 11/30/2006, due 1/4/2007, collateralized by U.S. Government Agency Securities | 490,009 |
| 545,117 | Deutsche Bank Securities Inc., 5.3%, dated 11/30/2006, due 1/5/2007 collateralized by U.S. Government Agency Securities | 545,117 |

(U.S. dollars in thousands, except share amounts)

## 10. Borrowings (continued)

| | | | | |
|---|---|---|---|---|
| $ | 52,728 | Deutsche Bank Securities Inc., 5.3%, dated 12/6/2006, due 1/25/2007, collateralized by U.S. Government Agency Securities | $ | 52,728 |
| | 25,280 | Deutsche Bank Securities Inc., 5.3%, dated 12/6/2006, due 1/16/2007, collateralized by U.S. Government Agency Securities | | 25,280 |
| | 43,192 | Deutsche Bank Securities Inc., 5.31%, dated 12/18/2006, due 1/25/2007, collateralized by U.S. Government Agency Securities | | 43,192 |
| | 135,343 | Deutsche Bank Securities Inc., 5.31%, dated 12/18/2006, due 1/16/2007, collateralized by U.S. Government Agency Securities | | 135,343 |
| | 340,301 | J.P. Morgan Securities Inc., 5.305%, dated 11/30/2006, due 1/4/2007, collateralized by U.S. Government Agency Securities | | 340,301 |
| | 113,932 | J.P. Morgan Securities Inc., 5.305%, dated 11/30/2006, due 1/4/2007, collateralized by U.S. Government Agency Securities | | 113,932 |
| | 106,879 | J.P. Morgan Securities Inc., 5.31%, dated 12/27/2006, due 1/25/2007, collateralized by U.S. Government Agency Securities | | 106,879 |
| | 86,103 | J.P. Morgan Securities Inc., 5.31%, dated 12/27/2006, due 1/25/2007, collateralized by U.S. Government Agency Securities | | 86,103 |
| | 513,094 | Lehman Brothers Inc., 5.31%, dated 11/30/2006, due 1/2/2007, collateralized by U.S. Government Agency Securities | | 513,094 |
| | 210,020 | Lehman Brothers Inc., 5.31%, dated 11/30/2006, due 1/2/2007, collateralized by U.S. Government Agency Securities | | 210,020 |
| | 136,390 | Lehman Brothers Inc., 5.31%, dated 11/30/2006, due 1/2/2007, collateralized by U.S. Government Agency Securities | | 136,390 |
| | 417,061 | Lehman Brothers Inc., 5.31%, dated 11/30/2006, due 1/4/2007, collateralized by U.S. Government Agency Securities | | 417,061 |
| | 80,646 | Lehman Brothers Inc., 5.31%, dated 12/6/2006, due 1/25/2007, collateralized by U.S. Government Agency Securities | | 80,646 |
| | 67,996 | Lehman Brothers Inc., 5.31%, dated 12/6/2006, due 1/25/2007, collateralized by U.S. Government Agency Securities | | 67,996 |
| | 123,311 | Lehman Brothers Inc., 5.31%, dated 12/6/2006, due 1/16/2007, collateralized by U.S. Government Agency Securities | | 123,311 |
| | 164,619 | Lehman Brothers Inc., 5.3%, dated 12/15/2006, due 1/16/2007, collateralized by U.S. Government Agency Securities | | 164,619 |
| | 287,428 | Lehman Brothers Inc., 5.3%, dated 12/18/2006, due 1/25/2007, collateralized by U.S. Government Agency Securities | | 287,428 |

**(U.S. dollars in thousands, except share amounts)**

## 10. Borrowings (continued)

| | | | |
|---|---|---|---|
| $ 182,750 | Lehman Brothers Inc., 5.3%, dated 12/18/2006, due 1/16/2007, collateralized by U.S. Government Agency Securities | $ | 182,750 |
| 698,896 | Lehman Brothers Inc., 5.3%, dated 12/29/2006, due 1/25/2007, collateralized by U.S. Government Agency Securities | | 698,896 |
| 85,811 | Lehman Brothers Inc., 5.3%, dated 12/29/2006, due 1/16/2007, collateralized by U.S. Government Agency Securities | | 85,811 |
| 695,731 | UBS Securities L.L.C., 5.3%, dated 12/18/2006, due 1/16/2007, collateralized by U.S. Government Agency Securities | | 695,731 |
| 25,517 | UBS Securities L.L.C., 5.31%, dated 12/27/2006, due 1/25/2007, collateralized by U.S. Government Agency Securities | | 25,517 |
| 53,117 | UBS Securities L.L.C., 5.31%, dated 12/29/2006, due 1/16/2007, collateralized by U.S. Government Agency Securities | | 53,117 |
| 68,162 | UBS Securities L.L.C., 5.31%, dated 12/29/2006, due 1/25/2007, collateralized by U.S. Government Agency Securities | | 68,162 |
| 35,873 | UBS Securities L.L.C., 5.31%, dated 12/29/2006, due 1/16/2007, collateralized by U.S. Government Agency Securities | | 35,873 |
| | **Total Repurchase Agreements** | **$** | **6,745,918** |

At December 31, 2006, the Group had repurchase agreements with the following counterparties:

| Counterparty | | Amount | Weighted Average Maturity Remaining (Days) | Weighted Average Interest Rate |
|---|---|---|---|---|
| Bear Stearns & Co. Inc. | $ | 216,427 | 25 | 5.31% |
| Bank of America L.L.C. | | 1,234,194 | 4 | 5.31 |
| Deutsche Bank Securities Inc. | | 801,659 | 10 | 5.30 |
| J.P. Morgan Securities Inc. | | 647,214 | 12 | 5.31 |
| Lehman Brothers Inc. | | 2,968,023 | 14 | 5.31 |
| UBS Securities L.L.C. | | 878,401 | 17 | 5.30 |
| | $ | 6,745,918 | | |

**(U.S. dollars in thousands, except share amounts)**

## 10. Borrowings (continued)

At March 31, 2007, the Group had repurchase agreements with the following counterparties (unaudited):

| Counterparty | Amount | Weighted Average Maturity Remaining (Days) | Weighted Average Interest Rate |
|---|---|---|---|
| Bear Stearns & Co. Inc. | $ 1,261,563 | 25 | 5.30 |
| Bank of America L.L.C. | 2,061,293 | 21 | 5.30 |
| Deutsche Bank Securities Inc. | 1,033,657 | 19 | 5.30 |
| J.P. Morgan Securities Inc. | 784,399 | 22 | 5.30 |
| Lehman Brothers Inc. | 3,587,476 | 23 | 5.30 |
| UBS Securities L.L.C. | 2,995,443 | 20 | 5.29 |
| Cantor Fitzgerald & Co | 2,470,894 | 22 | 5.30 |
| Credit Suisse | 250,120 | 25 | 5.30 |
| Morgan Stanley | 681,565 | 20 | 5.31 |
| Merrill Lynch & Company, Inc. | 928,084 | 18 | 5.31 |
| | $ 16,054,494 | | |

**Secured revolving loan**

The Company's wholly owned subsidiary CCIL entered into a credit agreement dated October 11, 2006 and was amended to change the borrowing amount and rate on March 16, 2007 (the "Credit Agreement"), with various financial institutions, which allows CCIL to borrow, subject to the terms and conditions defined in the Credit Agreement up to $500,000 under the Extendable Revolving Credit Facility (the "Facility"). Amounts drawn under the Facility may be repaid at anytime prior to maturity in whole or in part at the election of CCIL. The Facility commitment will terminate on July 11, 2008 and will be extended annually by each lender unless written notice is given by the lenders 90 days prior to such decision date. The commitments may in no event be extended beyond October 11, 2016, or at such later date requested by CCIL subject to approval by each Rating Agency. The Facility was secured by $288,103 and $745,789 of CCIL investments at December 31, 2006 and March 31, 2007, respectively. Under the Credit Agreement, the Company guaranteed the payment of an amount equal to the lesser of $20,000 and the amount necessary for CCIL to satisfy the over-collateralization test as defined in the Credit agreement through March 31, 2007. The secured revolving loan is carried at its contractual amount which management believes is the best estimate of fair value.

As of December 31, 2006 and March 31, 2007, the Company borrowed $218,300 and $476,400 under the Facility at weighted effective annual interest rates of 5.85% and 5.77%, respectively. Under the terms of the Credit Agreement, outstanding amounts under the Facility generally accrue interest at the Libor Rate plus 45 basis points that resets monthly. Interest expense incurred on the Facility for the period ended December 31, 2006 and the three months ended March 31, 2007 was $1,208 and $4,516, respectively, and interest accrued was $583 and $920 at December 31, 2006 and March 31, 2007, respectively.

On February 7, 2007, CIM, representing CCIL as its investment manager, executed an engagement letter with a financial institution to initiate a secured note issuance program with an anticipated range of initial note issuance of $600,000 to $800,000.

On April 4, 2007 the Credit Agreement was amended to change the borrowing amount available to $600,000 from $500,000.

**(U.S. dollars in thousands, except share amounts)**

## 11. Accounts payable and accrued expenses

Accounts payable and accrued expenses consist of the following:

| | | December 31, 2006 | March 31,2007 (unaudited) |
|---|---|---|---|
| Accounts payable | $ | 2,064 | 2,468 |
| Accrued expenses due to related parties | | 1,089 | 3,552 |
| Other accrued expenses | | 1,351 | 1,134 |
| Total | $ | 4,504 | 7,154 |

## 12. Share capital / premium

The Company's authorized share capital currently consists of Class A voting and Class B non-voting ordinary shares. The six Class A shares outstanding are individually held by non-U.S. partners of The Carlyle Group. All Class B shares were issued at a subscription price of $20 per share. Class A shares do not participate in any profit or loss of the Company. As of December 31, 2006, 13,154,000 Class B shares were issued and fully paid generating capital proceeds of $263,080. Directors of the Company, and employees and affiliates of The Carlyle Group purchased 3,184,000 of the Class B shares during 2006. The remaining Class B shares were purchased by six individual shareholders. On February 28, 2007 investors purchased 16,846,000 of Class B shares at $20 per share. No shares held by directors or employees and affiliates of The Carlyle Group were sold in this transaction. At March 31, 2007 Directors of the Company, and employees and affiliates of The Carlyle Group held 3,553,600 of the Class B shares. The table below details the share capital:

| Authorized shares : | | December 31, 2006 | | March 31,2007 (unaudited) |
|---|---|---|---|---|
| Class A voting shares | | 100 | | 100 |
| Class B non-voting shares | | 30,000,000 | | 30,000,000 |
| Issued and fully paid: | | | | |
| Class A voting shares at par (par value $.01 per share) | $ | - | $ | - |
| Class B non-voting shares at par (par value $.01 per share) | | 132 | | 300 |
| Total share capital | $ | 132 | $ | 300 |
| Class B Share premium, before share issuance costs and transfer to distributable reserves | $ | 262,948 | $ | 599,700 |
| Less share issuance costs | | (1,190) | | (11,584) |
| Less transfer to distributable reserves | | - | | (550,000) |
| Total share premium | $ | 261,758 | $ | 38,116 |

On February 15, 2007, the Company passed a special resolution to reduce its share capital. As required under The Companies (Guernsey) Law, 1994 (as amended), the resolution was approved by the Royal Court in Guernsey on March 16, 2007. On March 31, 2007 $550,000 was transferred from the existing share premium account to distributable reserves to assist the Directors in managing the dividend policy.

**(U.S. dollars in thousands, except share amounts)**

## 12. Share capital / premium (continued)

As a closed-end investment fund the ordinary shares of the Company are not redeemable.

At December 31, 2006 and March 31, 2007, equity per Class B share was $20.67 and $20.72, respectively.

On April 26, 2007 the Board of Directors approved an increase in the amount of authorized Class B shares to 500,000,000.

**Dividends**

Each issued and fully paid Class B share is entitled to dividends when declared. From the earlier of the end of the fiscal quarter in which the Company publicly lists its shares or December 31, 2007, shareholders holding Class B shares as of the last business day of each quarter will be eligible to receive a quarterly dividend, subject to the declaration of the Board of Directors out of funds legally available therefore, payable on or before the end of the following quarter. The amount of any such quarterly dividend is expected to be approximately 90% of net income before any non-cash equity compensation expense, provided that any such quarterly dividend will not exceed the cumulative retained earnings and distributable reserve to the extent permitted by applicable law.

**Earnings per share**
Basic earnings/(loss) per share is calculated by dividing the net profit/loss attributable to the Company's Class B shareholders by the weighted average number of Class B shares in issue during the period, excluding the average number of Class B shares purchased by the Company and held as treasury shares. Basic earnings/(loss) per Class B share is computed for the periods as follows:

| | September 12, 2006 (commencement of operations) through December 31, 2006 | For the three months ended March 31,2007 (unaudited) |
|---|---|---|
| Net gain (loss) attributable to Class B shareholders | $ (2,373) | $ 11,560 |
| Weighted average number of class B shares in issue | 6,039,947 | 19,143,689 |
| Basic earnings/(loss) per Class B share (expressed in $ per share) | $ (0.39) | $ 0.60 |

The Group has not issued any other instruments that are considered to have dilutive potential. There were no treasury purchases during the period from September 12, 2006 (commencement of operations) through December 31, 2006 and for the three months ended March 31,2007.

## 13. Financial risk management

### 13.1 Strategy in using financial instruments

The Group's objective is to achieve current income, and to a lesser extent capital appreciation, by investing in a diversified portfolio of fixed income assets with a mix of mortgage products and leveraged finance assets. Derivatives are an integral part of the Group's investment strategy. The Group utilizes leverage extensively both through borrowing and/or through market exposure, to increase potential returns.

The Group is exposed to market price risk, interest rate risk, credit risk, liquidity risk and currency risk arising from the financial instruments it holds. The risk management policies employed by the Group to manage these risks are discussed below.

### 13.2 Market price risk

Market values of the Group's investments may decline for a number of reasons, such as causes related to changes in prevailing market and interest rates, increases in defaults, increases in voluntary prepayments for investments that are subject to prepayment risk, and widening of credit spreads. Substantially all of the Group's investments are subject to prepayment.

A substantial portion of the Group's investments are classified as AFS. Changes in the market value of those assets will be directly charged or credited to equity. If the decline in value of an AFS investment is considered an impairment, such decline will reduce earnings.

A decline in market value of the Group's assets may have particular adverse consequences in instances where the Group has borrowed money based on the market value of those assets. A decrease in market value of those assets may result in the lender (including derivative counterparties) requiring the Group to post additional collateral or otherwise sell assets at a time when it may not be in the best interest of the Group to do so.

The use of leverage also increases risk as it magnifies the effect of any market price volatility on capital.

All investments present a risk of loss of capital. The investment policy moderates this risk through selection of securities and other financial instruments within specified limits. The maximum risk is determined by the fair value of the financial instruments. The Group's overall market positions are monitored by the Investment Manager and are reviewed by the Board of Directors.

### 13.3 Interest rate risk

Changes in interest rates could negatively affect the value of the Group's investments, which could result in reduced earnings or losses and negatively affect cash flows including the cash available for dividends. The Group will invest in fixed-rate debt investments. Under a normal yield curve, an investment in these instruments will decline in value if interest rates increase. The Group also invests in floating rate debt investments, for which decreases in interest rates will have a negative effect on yield. At December 31,2006 the Group's investments in floating rate residential mortgage securities are tied to one month LIBOR, reset monthly, have a lifetime coupon cap of approximately 150 to 175 basis points over one month Libor and have a weighted average life of 3.5 years to 4.0 years with final legal maturities of 30 years. Decreases in interest rates will increase prepayments and reduce investment duration.

Any excess cash and cash equivalents are invested at short-term market interest rates.

**(U.S. dollars in thousands, except share amounts)**

### 13.3 Interest rate risk (continued)

The table below summarizes the Group's exposure to interest rate risk at December 31, 2006. It includes the Group's assets and liabilities at fair values, categorized by the earlier of contractual re-pricing or maturity dates.

| | Up to 1 year | 1-5 years | Non-interest bearing | Total |
|---|---|---|---|---|
| **Assets** | | | | |
| Cash and cash equivalents | $ 39,535 | $ - | $ - | $ 39,535 |
| AFS financial assets | 7,206,597 | - | - | 7,206,597 |
| Other assets | 48,397 | - | 23,079 | 71,476 |
| **Total assets** | $ 7,294,529 | $ - | $ 23,079 | $ 7,317,608 |
| **Liabilities** | | | | |
| Repurchase agreements | $ 6,745,918 | $ - | $ - | $ 6,745,918 |
| Secured revolving loan | 218,300 | - | - | 218,300 |
| Derivative financial instruments | 1,425 | 223 | - | 1,648 |
| Other liabilities | - | - | 79,850 | 79,850 |
| **Total liabilities** | $ 6,965,643 | $ 223 | $ 79,850 | $ 7,045,716 |
| **Interest sensitivity gap for non- derivative items** | $ 330,311 | $ - | $ (56,771) | $ 273,540 |
| **Total interest sensitivity gap** | $ 328,886 | $ (223) | $ (56,771) | $ 271,892 |

At December 31, 2006, substantially all interest bearing assets (mortgages and bank loans) were floating rate with reset periods principally monthly. These assets are described in Note 8. At December 31, 2006 these assets were financed with equity, short-term repurchase agreements and a floating rate secured loan with a monthly reset period. The repurchase agreements and secured loan terms are described in Note 10.

At March 31, 2007 the Group's investments in floating rate residential mortgages are tied to one month LIBOR, reset monthly, have a lifetime cap of approximately 150 to 175 basis points over one month LIBOR and have a weighted average life of 4.0 to 4.5 years with final legal maturities of 30 years.

(U.S. dollars in thousands, except share amounts)

### 13.3 Interest rate risk (continued)

The table below summarizes the Group's exposure to interest rate risk at March 31, 2007(unaudited). It includes the Group's assets and liabilities at fair values, categorized by the earlier of contractual re-pricing or maturity dates.

| | Up to 1 year | 1-5 years | 5-10 years | Non-interest bearing | Total |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Cash and cash equivalents | $ 41,081 | $ | $ | $ | $ 41,081 |
| AFS financial assets | 17,265,474 | - | 7,032 | 386 | 17,272,892 |
| Other assets | 1,406 | - | - | 47,733 | 49,139 |
| **Total assets** | 17,307,961 | - | 7,032 | 48,119 | 17,363,112 |
| **Liabilities** | | | | | |
| Repurchase agreements | 16,054,494 | - | - | - | 16,054,494 |
| Secured revolving loan | 476,400 | - | - | - | 476,400 |
| Derivative financial instruments | - | 439 | - | | 439 |
| Other liabilities | - | - | - | 210,152 | 210,152 |
| **Total liabilities** | 16,530,894 | 439 | - | 210,152 | 16,741,485 |
| **Interest sensitivity gap for non- derivative items** | 777,067 | | 7,032 | (162,033) | 622,066 |
| **Total interest sensitivity gap** | $ 777,067 | $ (439) | $ 7,032 | $ (162,033) | $ 621,627 |

At March 31, 2007, substantially all mortgages and bank loans as well as the investments underlying the CLO investment funds were floating rate with reset periods principally monthly. The mezzanine debt securities are substantially all fixed rate and mezzanine equity securities are non-interest bearing. These assets are described in Note 13.4. At March 31, 2007 these assets were financed with equity, short-term repurchase agreements and a floating rate secured loan with a current monthly reset period. The repurchase agreements and secured loan terms are described in Note 10.

The Group's overall interest sensitivity is monitored by the Group's Investment Manager and is reviewed by the Board of Directors.

### 13.4 Credit risk

The Group takes on exposure to credit risk, which is the risk that a counterparty will be unable to pay amounts in full when due. Impairment provisions are provided for losses that have been incurred by the balance sheet date, if any.

Transactions are settled on a delivery versus payment method using approved counterparties. The risk of default is mitigated, as delivery of securities sold is only made once confirmation of payment has been received. Payment is released on a purchase once the securities have been delivered. The trade will fail if either party fails to meet their obligation.

**(U.S. dollars in thousands, except share amounts)**

### 13.4 Credit risk (continued)

The Group restricts its exposure to credit losses on the trading derivative instruments it holds by entering into master netting arrangements with approved counterparties The credit risk associated with favorable contracts is reduced by a master netting arrangement to the extent that if an event of default occurs, all amounts with the counterparty are terminated and settled on a net basis. The Group's overall exposure to credit risk on derivative instruments, subject to a master netting arrangement, can change substantially within a short period, as it is affected by each transaction subject to the arrangement.

The Group may invest in both investment grade and non-investment grade securities and non-rated debt. For unrated assets a rating is assigned using an approach agreed with one of the well known rating agencies.

The portfolio by S&P rating category was:

| Rating | December 31, 2006 | | March 31, 2007 (unaudited) | |
|---|---|---|---|---|
| AAA | 95.83 | % | 95.43 | % |
| BBB+ | - | | 0.05 | |
| BBB- | 0.01 | | 0.01 | |
| BB+ | 0.32 | | 0.03 | |
| BB | 0.46 | | 0.39 | |
| BB- | 0.69 | | 0.60 | |
| B+ | 0.83 | | 1.23 | |
| B | 1.08 | | 1.34 | |
| B- | 0.39 | | 0.30 | |
| CCC+ | 0.13 | | 0.11 | |
| CCC- | - | | 0.07 | |
| NR | 0.26 | | 0.44 | |
| Total | 100.00 | % | 100.00 | % |

As of December 31, 2006 and March 31, 2007, the residential mortgage securities portfolio consisted of securities issued by Federal National Mortgage Association (Fannie Mae) and Federal Home Loan Mortgage Corporation (Freddie Mac). Both issuers are United States Government-Sponsored Enterprises and are rated AAA by Moody's Investors Services, Inc., AAA by Standard & Poor's Ratings Service and AAA by Fitch Ratings. Both issuers guarantee that the required payments of principal and interest will be available for distribution to investors on time. Mortgage securities issued by Fannie Mae and Freddie Mac are considered to carry an implied guarantee by the United States Government. Residential mortgage securities issued by Fannie Mae and Freddie Mac are backed by pools of mortgage loans collateralized by residential homes.

Bank loans, including loans underlying the collateralized loan obligation investments and mezzanine securities, are subject to default risk and at December 31, 2006 and March 31, 2007 represent those investments in the portfolio rated less than AAA. Any overcollateralization of repurchase agreements exposes the Company to default risk by counterparties.

The Group's credit risk is monitored by the Group's Investment Manager and is reviewed by the Board of Directors.

**(U.S. dollars in thousands, except share amounts)**

### 13.5 Liquidity risk

Some of the Group's investments may be illiquid and the Group may not be able to vary its portfolio in response to changes in economic and other conditions. The trading volume in the bank loan market has historically been small relative to the market for other securities. The securities that the Group purchases in connection with privately negotiated transactions are not registered under the relevant securities laws, resulting in a prohibition against their transfer, sale, pledge or other disposition except in a transaction that is exempt from the registration requirements. Some of the mortgage-backed securities, all bank loans and the collateralized loan obligation investments that the Group purchases are traded in private, unregistered transactions and are therefore subject to restrictions on resale. Certain investments may have no established trading market. In addition, if the Group is required to liquidate all or a portion of its portfolio quickly, it may realize significantly less than the value at which it previously recorded its investments. Furthermore, the Group may face other restrictions on its ability to liquidate an investment in a business entity to the extent that it or The Carlyle Group has or could be attributed with material non-public information regarding such business entity.

The Group intends to maintain a liquidity cushion of 20% percent of adjusted equity. The purpose of the liquidity cushion is to have cash or near cash investments available to meet potential margin calls on financed security positions. Unencumbered AAA US Agency securities qualify as an eligible investment for purposes of meeting the minimum requirement of equity for the liquidity cushion. Approval from the Investment Committee of the Board of Directors is required to operate below 20% percent of adjusted equity. Adjusted equity is defined as total equity less investments in alternative asset investment funds including but not limited to private equity or debt funds and any direct investments in mezzanine, distressed, private equity or similar securities which are not subject to margin requirements. As of December 31, 2006, the Group held a liquidity cushion of 36% of adjusted equity which was $94,236. The liquidity cushion is comprised of:

- cash and cash equivalents of $39,535,
- unencumbered AFS assets of $67,299 less $12,598 of investments in collateralized loan obligation funds.

As of March 31, 2007, the Group held a liquidity cushion of 28% of adjusted equity which was $159,445. The liquidity cushion is comprised of:

- cash and cash equivalents of $41,081,
- unencumbered AFS assets of $161,626 less $43,262 of investments in collateralized loan obligation funds and mezzanine securities.

The Group may from time to time invest in derivative contracts traded over the counter, which are not traded in an organized public market and may be illiquid. As a result, the Group may not be able to liquidate quickly its investments in these instruments at an amount close to their fair value to meet its liquidity requirements or to respond to specific events such as deterioration in the creditworthiness of any particular issuer.

Descriptive detail, including maturities of the December 31, 2006 investments, repurchase agreements and derivative positions is included in Notes 8, 9 and 10.

The Group's liquidity position is monitored by the Investment Manager and is reviewed by the Board of Directors.

### 13.6 Currency risk

The Group holds assets denominated in currencies other than the U.S. dollar, the functional currency. The Group is therefore exposed to currency risk, as the value of the securities denominated in other currencies will fluctuate due to changes in exchange rates. The Group may enter into currency hedging transactions if it is considered to be economically justifiable.

**(U.S. dollars in thousands, except share amounts)**

### 13.6 Currency risk (continued)

The table below summarizes the Group's exposure to currency risks:

**Concentration of assets and liabilities at:**

| | December 31, 2006 | March 31,2007 (unaudited) |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ 557 | $ |
| AFS financial assets | 6,306 | 29,844 |
| **Liabilities** | | |
| Derivative financial instruments | 1,648 | 439 |

Management does not believe the currency risk to be significant therefore no sensitivity analysis is included.

The Group's currency position is monitored by the Investment Manager and is reviewed by the Board of Directors.

### 14. Related-party transactions

The Group is managed by CIM, an affiliate of The Carlyle Group. CIM is responsible for selecting, evaluating, diligencing, negotiating and structuring, executing, monitoring and exiting investments and managing un-invested capital for the Group. Under the terms of the investment management agreement dated September 20, 2006, CIM is appointed for a one year term which will be automatically renewed for additional one-year terms as of each anniversary thereof unless it is terminated as follows: (1) by CIM at any time upon 180 business days notice or (2) upon the occurrence of (a) a resolution adopted by a majority of the independent members of the Board of Directors and not otherwise affiliated with CIM and (b) a resolution adopted by the holders of at least 66 2/3% of the Shares (excluding any such shares held by affiliates or employees of CIM).

The Group expects CIM to have access to the resources and core competencies of The Carlyle Group, with a specific focus on utilizing the investment knowledge of The Carlyle Group's U.S. High Yield, Mezzanine Debt, Distressed Debt and European Leveraged Finance investment units by directly investing or co-investing in their respective funds, products and other investments.

**Directors**
Directors' fees and expenses for the period from September 12, 2006 (commencement of operations) through December 31, 2006 and for the three months ended March 31, 2007 were approximately $84 and $82, respectively and are included within professional services expenses.

**Management Fee**
CIM receives compensation in the form of a management fee payable quarterly, in arrears. The management fee is computed each quarter as an amount equal to the product of (i) 0.4375% (equal to 1.75% per annum) and (ii) the Group's Equity, as defined, in respect of each quarter. For purposes of calculating the management fee, Equity means the sum of the net proceeds from any issuance of the shares, net of issuance costs plus accumulated (deficit) earnings prior to any non-cash equity compensation expense incurred in the current or prior periods. The definition of Equity for this calculation excludes fair value adjustments on AFS securities accounted for within fair value reserves in the consolidated statements of changes in equity. Management fees are adjusted for any such fees incurred with respect to investments in other Funds advised by CIM or affiliates of The Carlyle Group. The management fee earned and owed by CIM as of and for the periods ended December 31, 2006 and March 31, 2007 were $635 and $1,686, respectively.

**(U.S. dollars in thousands, except share amounts)**

## 14. Related-party transactions (continued)

**Incentive Fee**
CIM is also entitled to receive an incentive fee payable quarterly, in arrears. The incentive fee is computed each quarter as an amount equal to the product of (i) 25% of the dollar amount by which the Group's net income, before accounting for the incentive fee, per weighted average Class B share for such quarter, exceeds an amount equal to the product of (A) the weighted average of the price per Class B share for all issuances of Class B shares after deducting any issuance costs and (B) the greater of (1) 2.00% or (2) 0.50% plus one fourth of the Ten Year Treasury Rate for such quarter, and (ii) the weighted average number of Class B shares outstanding during such quarter. Net income for purposes of this calculation is before non-cash equity compensation expense. Incentive fees are adjusted for any such fees incurred with respect to investments in other Funds advised by CIM or affiliates of The Carlyle Group. No incentive fee was earned by CIM or owed by the Group as of and for the period ended December 31, 2006. The incentive fee earned and owed to CIM as of and for the period ended March 31, 2007 was $1,330.

**Investment in Affiliated Funds**
At December 31, 2006, the Group held investments in two collateralized loan obligation investment funds managed by affiliates of The Carlyle Group having an aggregate fair value of $12,598. At March 31, 2007, the Group held investments in three collateralized loan obligation investment funds managed by affiliates of The Carlyle Group having an aggregate fair value of $35,844. Additionally, the Group has co-invested with affiliates of the Carlyle Group in several mezzanine investments having an aggregate fair value of $7,418. Commitments to affiliated funds or investments are disclosed in Note 8.

**Other**
CIM bears all expenses arising out of the performance of its investment advisory responsibilities and duties but is not responsible for any expenses of the Group. CIM is reimbursed for all non-investment advisory related fees and expenses that it incurs on behalf of the Group. The Group is required to pay a portion of rent, telephone, utilities, office furniture, machinery and other office, internal and overhead expenses of The Carlyle Group and its affiliates required for the Group operations. For 2006, the Group agreed to reimburse The Carlyle Group for $55 incurred for office rent, furniture and supplies incurred since inception. CIM overhead allocated to the Group was not charged to the Group in 2006. Because CIM's employees perform certain legal, accounting, due diligence tasks and other services that outside professionals or outside consultants would otherwise perform for the Group, CIM is reimbursed for the cost of performing such services. The actual cost of personnel fully dedicated to the Group was $343.8 for the period from commencement of operations through December 31, 2006. At December 31, 2006, $343.8 was included in accrued expenses for amounts due CIM under these agreements.

For the year ending December 31, 2007, the Group has agreed to reimburse The Carlyle Group $270 for office rent, furniture and supplies and $900 for overhead services that outside professionals would otherwise perform. The actual cost of personnel fully dedicated to the Group was $243.7 for the three months ended March 31, 2007. At March 31, 2007, $536.2 was included in accrued expenses for amounts due CIM under these agreements.

Prior to the receipt of the net proceeds upon the initial closing of the Group's private equity placement on October 16, 2006, the Company's investment activities were funded by The Carlyle Group upon issuance of promissory notes aggregating $11,602. These amounts were repaid in full together with interest totaling $49.5 earned at three month LIBOR plus 300 basis points.

At December 31, 2006 and March 31, 2007, Directors of the Company and employees and affiliates of The Carlyle Group owned all the voting share capital and $63,680 and $71,072, respectively of the non-voting share capital of the Company.

**(U.S. dollars in thousands, except share amounts)**

## 15. Parent company financial information

The following illustrates the financial position of the Company using the same accounting policies of the Group without the effects of consolidating its subsidiaries as of:

| ASSETS | December 31, 2006 | March 31, 2007 (unaudited) |
|---|---|---|
| **Non-current Assets** | | |
| Available for sale financial assets, at fair value | | |
| Unencumbered | $ 54,701 | $ 125,782 |
| Held as collateral | 6,851,196 | 16,365,477 |
| Internal use software and other property, at amortized cost | 3,049 | 3,826 |
| Investment in subsidiaries, at fair value | 38,894 | 141,620 |
| Total non-current assets | 6,947,840 | 16,636,705 |
| **Current Assets** | | |
| Interest receivable | 12,139 | 26,056 |
| Prepaid expenses and other current assets | 337 | 276 |
| Broker margin account | 48,397 | 1,406 |
| Cash and cash equivalents | 39,124 | 38,437 |
| Total current assets | 99,997 | 66,175 |
| **Total assets** | $ 7,047,837 | $ 16,702,880 |
| **EQUITY** | | |
| Capital and reserves attributable to shareholders | | |
| Share capital | $ 132 | $ 300 |
| Share premium | 261,758 | 38,116 |
| Distributable reserves | - | 550,000 |
| Accumulated (deficit) earnings | (2,373) | 9,187 |
| Fair value reserves | 12,325 | 23,970 |
| **Total equity** | $ 271,842 | $ 621,573 |
| **LIABILITIES** | | |
| **Current Liabilities** | | |
| Repurchase agreements | $ 6,745,918 | $ 16,054,494 |
| Interest payable | 21,855 | 19,280 |
| Derivative financial instruments, at fair value through profit and loss | 1,648 | 439 |
| Due to brokers | 2,070 | - |
| Accounts payable and accrued expenses | 4,504 | 7,094 |
| **Total current liabilities** | $ 6,775,995 | $ 16,081,307 |
| **Total equity and liabilities** | $ 7,047,837 | $ 16,702,880 |

**(U.S. dollars in thousands, except share amounts)**

## 16. Reconciliation to U.S. generally accepted accounting principals ("U.S. GAAP")

### 16.1 Reconciliation to net (loss) income under U.S. GAAP

The reconciliation between consolidated net (loss)/income under IFRS and U.S. GAAP is as follows:

| | September 12, 2006 (commencement of operations) through December 31, 2006 | |
|---|---|---|
| Net (loss) in accordance with IFRS | $ | (2,373) |
| AFS fair value reserve adjustment | | 12,325 |
| Net income in accordance with U.S. GAAP | $ | 9,952 |

Changes in the fair value of investments classified as AFS under IFRS are taken into income under U.S. GAAP on the basis of the accounting rules applicable to investment companies.

### 16.2 Reconciliation to equity under U.S. GAAP

The reconciliation between consolidated equity under IFRS and U.S. GAAP as of December 31, 2006 is as follows:

| | December 31, 2006 | |
|---|---|---|
| Total equity in accordance with IFRS | $ | 271,892 |
| Minority interest | | (50) |
| Total equity in accordance with U.S. GAAP | $ | 271,842 |

Minority interest is classified as a liability under U.S. GAAP. In addition, within total equity fair value reserves related to changes in fair value of AFS financial assets would be included in retained earnings under U.S. GAAP.

### 16.3 Financial highlights under U.S. GAAP

**The following information is required by and prepared in accordance with U.S. GAAP, and does not reflect management's views on the appropriate standards for measuring the Group's investment performance.**

**Total Return Calculation**
Total return is based upon the change in net asset value per share during the period. An individual shareholder's return may differ because of certain factors including the timing of share purchases.

**Supplemental Data Calculation**
The expense ratios are calculated for the Group taken as a whole. The computation of such ratios based on the amount of expenses assessed to an individual shareholder's net assets will vary from these ratios based on the timing of an individual shareholder's share purchases.

(U.S. dollars in thousands, except share amounts)

## 16.3 Financial highlights under U.S. GAAP (continued)

**Per share operating performance (Actual amounts for a Class B share of stock outstanding throughout the period):**

| | |
|---|---|
| Net asset value, beginning of period | $20.00 |
| Income from investment operations: | |
| Net investment (loss) (2)(7) | (0.01) |
| Net gain on investment transactions (7) | 0.68 |
| Net asset value at December 31, 2006 | $20.67 |
| **Total return (1)(3)** | 3.35% |

**Supplemental Data:**

| | |
|---|---|
| **Ratio to average equity: (4)** | |
| Organization costs (3) | 1.44% |
| Interest expense (5) | 118.19% |
| Operating expenses (5) | 7.11% |
| Total expenses | 126.74% |
| Net investment income (6)(7) | 3.10% |
| Net investment income excluding organization costs (5)(7) | 4.54% |

(1) Total return is calculated based on the change in net asset value per share during the period.
(2) Based on average shares outstanding during the period.
(3) Not annualized.
(4) For the period September 12 through October 16, 2006 the Company was capitalized by promissory notes from The Carlyle Group. For purposes of this calculation, equity for this period was represented by the amount of the promissory notes outstanding.
(5) Annualized.
(6) Organization costs included in net investment income ratio were not annualized.
(7) The information presented herein is classified in accordance with U.S. GAAP.



END